Making it Happen *in Our Communities*

2002 Annual Report

First Essex Bancorp


TOWN HALL

To Our Shareholders

This was a great year for us, as well as a challenging year for many banks and businesses, marked by falling rates and a sluggish economy. We remained focused on our unwavering commitment to "make our numbers" and serve our customers.

In 2002, we earned $20.5 million, a 21 percent increase over 2001. Our deposits reached $1.38 billion, a 13 percent increase from a year ago, while loans grew to $1.14 billion, an 8% increase. The bank earned $2.57 a share for the year, up 18 percent from $2.18 in 2001. The financial markets rewarded our performance this year by boosting our stock price by 19 percent to $33 at the end of 2002 from $28 at the end of 2001. I am pleased to report that we also raised the quarterly dividend 9 percent to 24 cents a share, the tenth dividend increase since resumption of dividends in 1993.

Our core businesses, which include retail banking as well as the strategic lending portfolios – commercial real estate, auto lending and aircraft finance, commercial lending and construction – all performed well. These loans in aggregate grew 11 percent to $1.07 billion, up from $966.9 million in 2001.

Our investment in technology allows us to contain costs and run our business more efficiently. We implemented new auto loan software that will help us process loans efficiently, and invested in a wide area network that will speed up telecommunications and further ensure uninterrupted service in all of our systems.

This was a difficult year for the state's economy. Many of the companies that form the backbone of local communities laid off workers and downsized. Consequently, continued growth was even more challenging this year. In spite of these obstacles, our loans grew 8 percent and our deposits rose 13 percent, aided by an aggressive marketing campaign combined with new products and a superior effort by our sales staff.

Our outlook for 2003 is for an uncertain and fragile economic environment. In the short term, we expect the extraordinarily low interest rate environment will continue to put pressure on margins and our balance sheet. Quite simply, the rates for which banks lend money are sinking while the cost of those funds

Corporate Profile

First Essex Bank is a 155-year-old community bank that provides deposit and lending services to retail and commercial customers in northern Massachusetts and southern New Hampshire. The Bank has eleven full-service offices in Massachusetts and nine in neighboring New Hampshire – a strategically located market area 25 miles north of Boston that has enjoyed sustained economic growth since the mid 1990s. First Essex Bancorp, Inc., is the holding company for First Essex Bank.


Concord
Hillsboro
Manchester
NEW HAMPSHIRE
Londonderry
Windham
Salem
Haverhill
Nashua
Pelham
Methuen
Lawrence
North Andover
Andover
Lowell
MASSACHUSETTS

in some cases has reached a floor. The uncertainty surrounding both an economic recovery and events in the Middle East add to the reluctance of businesses to borrow for expansion.

Nonetheless, I am confident that our company will continue to prosper. We know the importance of remaining diligent in monitoring credit quality. The lending strategies that we developed nearly a decade ago have placed us in a good position for continued growth.

Our guiding principles remain firm. We invest right here in our communities. Our employees dedicate their own time, as well as company time, to helping their neighbors. We sponsor programs to improve the chances of young people. We participate in business, charitable and social organizations.

We don't just claim locations in 13 communities. We are members of our communities. We're part of their social fabric. We know that our good fortune depends on their strength and continued growth. That's what makes my job so fulfilling, and why our employees feel a commitment to the work they do. It's the reason I look forward to the coming year with confidence, and remain grateful for your support.

Sincerely,

Leonard A. Wilson
Chairman and Chief Executive Officer

Banking Offices

Andover, MA (2)
Concord, NH (2)
Haverhill, MA
Hillsboro, NH
North Andover, MA
Lawrence, MA (3)
Londonderry, NH
Lowell, MA (2)
Manchester, NH
Methuen, MA (2)
Pelham, NH
Salem, NH (2)
Windham, NH

ON STRATEGY

For First Essex Bancorp, 2002 marked a year of achievements: record earnings, new highs in deposits and loans, an increase in the dividend and a stock price that climbed even farther.

In other words, another outstanding year.

This year's success caps nearly a decade of non-stop growth since we changed direction from a community thrift to a primarily commercial bank. It was a formidable goal in the early 90s: the economy was in recession, and banks were turning in their weakest performance in years.

Our plan was simple: we created a high quality portfolio of not only traditional commercial assets but also specialty businesses in which we established unique expertise; diverse enough so that most would remain strong as one or two encountered bumps in the road. We married that plan to a highly efficient processing organization focused on fundamentals and profitability.

The strategy worked just as intended. When the light aircraft business slowed down immediately after 9/11, auto lending – sparked by manufacturer incentives and powered by an energetic and aggressive team – pressed ahead. Now buyers are taking another look at a new generation of advanced aircraft, and we've forged the relationships that establish First Essex as one of the country's premier lenders in that market.



$0.58
$0.66
$0.74
$0.82
$0.90
1998
1999
2000
2001
2002

DIVIDENDS PER SHARE

Meanwhile, commercial lending, which depends heavily on small and mid-sized businesses and the local economy, is complemented by commercial real estate. There, we serve construction of plants, and buildings with tenants in place across much of the state. Residential mortgage and construction lending, riding a wave of refinancing and a continued strong housing market, have enjoyed several outstanding years.

Despite those ebbs and flows, we are doggedly consistent, both in our results and our approach to refining our strategy. Every year, each business segment is expected to improve its service and product; estimate its potential for growth; and calculate the resources it needs and the required return for the investment made.

First Essex has already put down roots in the city since establishing a presence here nearly five years ago through its two branches. Its North State Street office is just a few blocks from the State House and the new Grappone Center, which houses the Chamber of Commerce Visitor Center. Bank managers are active with the 900-member Chamber, assisting with forums and community outreach programs. Bank employees volunteer for the New Hampshire Association for the Blind as well as the Friendly Kitchen, where they prepare meals. The Bank itself sponsors a variety of activities, including a teen center, programs to benefit teens at risk, and mortgage seminars for low income families. It also makes available facilities to assist elderly and low-income citizens with tax preparation.


CONCORD, NH

By nearly doubling the size of the bank over 10 years, we've become the largest independent publicly-traded Massachusetts bank north of Boston.

We're understandably proud of winning recognition for our achievements. We soared up *The Boston Globe* Top 100 business list to number 35 from 75, and were ranked among the top 10 performing banks in the state by the *Globe.*

That ability to run out ahead of the pack gives us the means to upgrade technology, attract high-quality employees and invest in our employee training program. In just the past year alone, 291 employees attended nearly 100 outside seminars and workshops, in addition to Bank-sponsored training sessions in management and English as a Second Language (ESL), among other topics. We encourage people to always have a positive attitude and enjoy their work when they deal with their co-workers as well as their customers. As an organization, we're more productive than ever. Our rate of employee turnover has slowed. Our management team remains virtually unchanged.

In a world that requires us to predict the future the best we can, today more than ever before there are few certainties. One thing is certain, though: First Essex can pride itself on having the most creative and flexible people of any bank. Finally and most importantly, we will do whatever it takes to serve our customers and our communities, and achieve our goals.


$1.41
$1.63
$1.90
$2.18
$2.57
1998
1999
2000
2001
2002

DILUTED EARNINGS PER SHARE

INVOLVED IN OUR CUSTOMERS

The Bank's Commercial Lending group reports that loans outstanding remained strong at $193 million at year end. "Among our lending businesses, this one is most affected by the current economic conditions," said Brian W. Thompson, President. "Many of our clients experienced a softening in their business during 2002, which resulted in lower borrowing levels or reduced capital expenditures. This situation is not unique to us, as the banking industry has been impacted similarly."

The lending group is represented by a dedicated team of highly-experienced lending professionals that works relentlessly to produce new business, strengthen existing relationships, watch credit quality, and advise customers on the best course of action as economic signals fluctuate.

One of those lenders, Charles Zanazzi, Vice President, Corporate Lending, concentrates on the Bank's larger clients, most of which are family and owner-operated businesses.


THOMAS CARUSO
VICE PRESIDENT,

Building relationships? Many banks talk about it. But First Essex works closely with its customers during good times and difficult ones. "We make a commitment to them that they'll have the benefit of our experience," Zanazzi said. "In a recession economy like this one, we work with them on budgets and encourage them to plan wisely – whether it's paying down debt, or taking advantage of the low rate environment to transition the company for the next generation."


ROBERT MURPHY
VICE PRESIDENT,
COMMERCIAL LENDING

A typical day for Zanazzi starts off chatting over breakfast with a business professional from the local community – an accountant, insurer, lawyer or health care adviser. He'll keep up with the industry players, who's buying and selling in the Bank's markets, and news that's important to his customers.

Zanazzi brought with him experience in health care practices, which he has leveraged as a sub-specialty within Commercial Lending. "We have the flexibility to educate ourselves in specific markets; the food industry is one that's growing so we're very active there," he explained. "We're gaining acceptance in the

First Essex followed its customers to the suburbs in 1995, converting the then-vacant post office building on Main Street to its unique corporate headquarters. The town is among the most affluent in the state and features a large industrial base, including operations for several major corporations as well as the regional Internal Revenue Service center. Many Bank employees volunteer their financial expertise and time to local religious institutions, community and charitable organizations, and town boards, including the town's Finance Committee, Affordable Housing Committee and Downtown Study Committee. The Bank has financed construction and remodeling projects for local churches and synagogues. Several loans are helping businesses to prosper on Main Street as well as in industrial locations.


ANDOVER, MA

physician community. We added a number of major physician groups to the portfolio. You build credibility over time. We also look for ways to assist these group practices. For instance, we'll dedicate a residential mortgage underwriter to help them with real estate issues."

"Our presence in the marketplace is key to our success," said Thomas S. Caruso, Vice President, Unit Leader, Massachusetts Corporate Banking. "We live in and are personally involved in the communities where we do business. We like to take the time to know our customer's business; the outlook for their industry and where they stand versus their competition. They aren't generally used to hearing those questions from a bank our size. But if conditions change, it is much easier to work with our clients if we have an understanding of their industry."

To keep its portfolio healthy, First Essex concentrates on balance, Caruso explained. "We have to weigh credit quality versus loan growth. We won't give up quality to grow. And we won't chase rates but we do price fairly for both the risks and the value of our relationship."

Much of the work by lenders this year – building name recognition and exposure – positions First Essex for the future once the Massachusetts economy begins its recovery. Our credit quality remains sound and, in these uncertain economic times, we believe validates the underwriting and processes we have developed over the years.


152
162
186
195
193
1998
1999
2000
2001
2002

BUSINESS/COMMERCIAL LOANS
(in millions of dollars)

SELECTIVE INVESTMENT


SCOTT SUTHERLAND
SENIOR VICE PRESIDENT,
COMMERCIAL REAL ESTATE

Diversification and selective financing of commercial investment properties produced another strong year for our business. By concentrating on those areas of the market that showed resiliency, we consequently grew our portfolio by 17 percent.

"Refinancing and repositioning opportunities continue to be more abundant than new construction in this environment," explained Scott Sutherland, Senior Vice President, Commercial Real Estate.

The Bank continues to work with experienced developers and investors, and has focused on financially-sound segments, such as multi-family, retail and shopping centers, as well as industrial/warehouse distribution centers, where conversions to other uses have reduced supply and kept demand stable.

The Bank has lowered its exposure to the office market over the past few years. Although this segment has clearly softened, statistics overstate the situation: many vacancies are the result of business tenants who have cut back and attempted to sublease space, but continue to pay for it while it's on the market, Sutherland said. "Our loans are written based on leases in place, rented largely to regionally-established tenants."

The Bank's portfolio is regionally diversified, both in terms of property type and geography. It covers inside Route 495 in Massachusetts, including suburban Boston markets, and into southern New Hampshire.

The overall market now is characterized by a more disciplined approach: developers building against leases already in place, little speculative construction, greater equity contributed by investors, and a more conservative approach by banks funding projects. "That environment ultimately creates a healthier market," Sutherland explained. "It's the best market to be in during these times."

"The rate of recovery in 2003-2004 is something we're watching very carefully," Sutherland added. "It is reported that New England will lag the turnaround of the rest of the country, and the market could continue to be soft for the near-term. We don't expect to see a recovery in real estate before a recovery in the general economy."

"With our contacts and strong client base, coupled with our diversification by geography and property type, I believe our strategies will be successful in continuing to maintain and grow a high quality real estate portfolio."


110
134
177
193
225
1998
1999
2000
2001
2002

COMMERCIAL REAL ESTATE
(in millions of dollars)

FINANCING THE FUTURE

Driven by local construction activity and an active refinance market, the Bank's loan originations and earnings hit new highs in 2002. Residential loan production totaled $165 million compared to $133 million in 2001. Construction loans to local builders, as well as individuals building homes, accounted for $40 million. Those construction loans make a strong contribution to profitability, and comprise an important component of the Bank's residential real estate lending strategy.

"We continue to be committed to home-building contractors within our region," said Richard Donnelly, Senior Vice President, Residential Mortgage and Construction. "Our loan quality in that segment remains high, and it appears that the strong performance we've seen among builders will continue. In our primary markets, construction was a bit stronger than we expected. We didn't see the declining rate of growth that some parts of the country experienced."

"We expect to maintain our product mix in 2003. Refinances will be important in the first quarter again this year, but they'll depend ultimately on the direction that interest rates take," Donnelly added. The Bank realized a gain of $1.6 million on sales of nearly $100 million in residential mortgages, which reflects the Bank's strategy of reselling its mortgages.

"Most scenarios report that fewer mortgages will be generated in 2003 compared to 2002, but we've been surprised like everyone else each of the past few years."



RICHARD H. DONNELLY, JR.
SENIOR VICE PRESIDENT, RESIDENTIAL MORTGAGE & CONSTRUCTION

CASH MANAGEMENT

In just over five years, the Bank has grown its cash management services from a "start-up" to a business that competes with super-regional banks.

William Sullivan, Vice President, Corporate Services, arrived at First Essex to build the program after a career with a large Boston bank. At First Essex, Sullivan said, he's able to provide the high-quality products that corporate, municipal and non-profit clients demand, but offer them with more personal flair than a large institution.



WILLIAM SULLIVAN
VICE PRESIDENT, CASH MANAGEMENT SERVICES

Those sophisticated management products include the Cash Management Internet Banking product, which bundles together an array of services. Capabilities include balance and detail reporting, imaging, automated clearing house (ACH) initiation, tax payments, wire transfers, internal transfers and account reconciliation. The product also supports the ability to import and export data to and from a company's own accounting software.

The spate of bank shakeups continues to drive new customers to First Essex. Once there, those customers discover bankers both eager to learn the specific requirements of their business, and ready to redefine the banking relationship.

"We work closely with a company's financial officer to ensure that the systems meet all of their needs. For a bank of our size, we have a very complete and sophisticated cash management product," Sullivan said. "Our goal is to be involved in a partnership with our customers."

ANTICIPATE CUSTOMER NEEDS


ROBERT BUCO
SENIOR VICE PRESIDENT,
RETAIL BANKING

Retail Banking achieved another outstanding year, not by coincidence but by design. The ingredients for success already had been set in place: careful planning, effective implementation strategies and consistent sales management had built an aggressive sales force poised to capitalize on market opportunity, without sacrificing personal service.

When volatile markets sent investors in search of a safe haven for their money, First Essex's sales force responded by pursuing deposits aggressively. The results: total deposits hit another record, increasing more than 13 percent to $1.38 billion from $1.22 billion a year ago. The fastest growing components were savings and transaction accounts – core deposits – which increased 26 percent or $162 million.

Fee income rose 8 percent to $5.8 million, from $5.3 million in 2001. A large part of that growth came from customers using their debit cards more often, and from increased monthly service fee income from our growing base of business accounts.


935
1,003
1,128
1,217
1,381
1998
1999
2000
2001
2002
DEPOSITS
(in millions of dollars)

New account sales reached $180 million, compared to $157 million in 2001. The average deposit size of accounts grew, as well, resulting in increased efficiency as the Bank convinced customers to eliminate or consolidate small balance accounts.

To capture retail deposits, First Essex competed aggressively against other banks pursuing the same customers. Its agility – the Bank can introduce a banking product, and then design and implement advertising and sales campaigns in the space of a week – provides a distinct marketing advantage.

Equally important, its commitment to sales and management training provides the ability to execute properly. "You can't succeed unless you have the internal systems designed to manage new programs like those on short notice," said Robert Buco, Senior Vice President of Retail Banking.

The Bank achieved its dramatic growth in deposits during a rapidly declining interest rate environment. Volatility in the financial markets, unprecedented loan and deposit interest rate cutting, and intense pressure to maintain profitability



SALEM, NH

MARKET IMPACT

WITH AN AVERAGE BRANCH SIZE OF NEARLY $70 MILLION IN DEPOSITS, FIRST ESSEX SALES OFFICES COMMAND SIGNIFICANT SHARES OF THEIR RESPECTIVE MARKETS. OUR NEWEST BRANCH IN LOWELL HAS QUICKLY GAINED CUSTOMER ACCEPTANCE AND ENJOYED A VERY SUCCESSFUL FIRST YEAR, EXCEEDING ALL BANK EXPECTATIONS.

in their margins made it very difficult for banks. Nevertheless, Buco explained, "To be successful, you have to anticipate what the market will want, and develop products that meet those needs that you perceive will exist."

"When customers visit our branches, they find a warm and welcoming setting, where someone knowledgeable is there to greet them," Buco noted. "We have enough people to quickly and efficiently service their needs. And, most importantly, our people are friendly. That's the customer's experience of First Essex. Unfortunately, today not every bank offers that level of service, and we don't achieve it by accident. It starts with the people we hire."

Exceptional service doesn't end with the visit. "For instance, we follow up with customers to make sure their checks and cards arrive," Buco adds. "That attention is something our customers value and it's one of the reasons we build long-term relationships."

The Bank's location on heavily-trafficked Route 28, not far from the Massachusetts border, provides access to a large retail and commercial deposit base. Bank employees are active in the community, especially with the Salem Boys & Girls Club, where they assist with fundraising events and head the program committee. They also serve on an organization devoted to raising $4.5 million to build a teen center. The Bank itself has taken an active role in campaigns by the March of Dimes and United Way.

DRIVEN

If you're looking for a fast-paced environment – welcome to Auto Lending. Success is determined by your ability to respond faster than the competition, while keeping firmly focused on the quality of your portfolio.

Nevertheless, Auto Lending capitalized on one of the best years ever for auto sales, increasing its loan outstandings 22 percent, to $340 million versus $278 million at year end 2001.

"We accomplished a great deal this year, but it took tremendous effort from everyone at every level of our organization," said Alan Jenne, Senior Vice President, Consumer Lending.

Among those accomplishments, Auto Lending added more dealers and increased business from others in its network, which ranges from New Hampshire south to New Bedford and Cape Cod, in Massachusetts.

The increase in business means that the Auto Lending portfolio has more than 30,000 customers. Over the past two years, the unit has generated $470 million in new business, and increased loan outstandings by $121 million since year end 2000 – with virtually no addition to staff.

Processing and follow-through on those loans demands an extraordinary level of intensity. Because competition among lending institutions has grown so intense, dealers expect rapid turnaround each step of the way.



ALAN JENNE
SENIOR VICE PRESIDENT,
AUTO LENDING

More business at the dealership did not automatically translate into more loans for the Bank, however. Manufacturers' incentives, such as zero percent financing and cash-back offers, drew customers throughout all of 2002. First Essex competed aggressively for loans on late-model used cars. It also targeted car buyers who chose the rebate over a low-finance rate from the manufacturer; oftentimes, the Bank provided the best solution.

On the collections side, says Jenne, "When you have 30,000 customers, there's a small percentage that have issues with payments. Our collections staff is on the telephone every day trying to resolve delinquent accounts."

First Essex was founded in Lawrence 155 years ago, when the city's mills produced much of the world's textiles. In recent years, the Bank has continued to play a vital role in revitalizing the business community through loans to small businesses, from restaurants and retail to catalog sales and accounting firms, most of them minority owned. The Bank works with a multitude of community- and city-sponsored organizations, offering technical assistance to fledgling and established entrepreneurs; teaching adults and teens in Spanish how to maintain good credit; helping low- and moderate-income citizens to become home owners through its participation on a local loan fund; and assisting a network of businesswomen with advice. In addition, the Bank provides financial services to non-profit organizations and municipal agencies.


LAWRENCE,
MA

Adds Executive Vice President John DiGaetano, "The nature of this business is that collections become every bit as important as sales."

A state-of-the-art reporting system allows managers to monitor every aspect of the operation. "If any part of that business shows a warning sign, you need to be there to get it back on track – quickly," Jenne explained. "There's no time for a slow recovery."

A new loan software system will provide far more efficient underwriting and pricing, so that First Essex can process its loans even faster. It also will allow Auto Lending to handle more volume without significantly adding to its lending staff.

"To be successful, you need to run this as a service business," Jenne noted. "We continually improve our ability to serve our dealers and understand their needs, whether through efficiency, personal attention, or quick response. Our numbers tell us that we're meeting that goal. We're as committed to building our business as the dealers are to building theirs."


123
169
219
278
340
1998
1999
2000
2001
2002

AUTO LOANS
(in millions of dollars)

NEW HEIGHTS



KEITH GRAHAM
SENIOR VICE PRESIDENT
AIRCRAFT FINANCE

As Keith Graham, Senior Vice President, Aircraft Finance, pondered the year ahead, he had good reason to be optimistic about 2002. Lending activity had accelerated in the final quarter of 2001. And with air travel among scheduled airlines growing increasingly complex and security-conscious, private ownership of aircraft promised to look attractive despite the tightening economy.

Graham's optimism was rewarded by another successful year, with the Aircraft portfolio achieving an 11 percent annual growth. For the year, the portfolio increased to $217 million versus $196 million at year end 2001.

"We had consistent loan bookings throughout the year," Graham reported. "Our loan pipeline grew along with our market penetration."

Since the program began in 1994, Graham has worked closely with a select team of loan origination sources to position First Essex as a major player in the financing of light aircraft. In forming an alliance with a key manufacturer this year, the Bank developed a loan program that opened a new market for aircraft lending.

"We'll be able to take advantage of newer aircraft with more sophisticated avionics; the 'next-generation' and cutting edge technology," Graham explained. "Their design provides a new level of simplicity and ease of operation, as well as diagnostic and navigational capabilities. Those advances promise to drive demand and command higher prices. We've positioned ourselves to achieve greater market share with our strategic relationships as the economy recovers."

The Bank's targeted segment of the market – light aircraft – has seen relatively stable values. Delinquencies continue to remain low, and, unlike the higher-end of the aircraft market, which has suffered from price erosion, these aircraft continue to hold their value as collateral, proving remarkably resilient to fluctuating economic conditions.

"Preserving credit quality continues to be a priority," Graham explained. "Many of our aircraft owners are entrepreneurs with solid financial resources that reflect strong credit worthiness. Our portfolio quality remains sound."


60
107
160
196
217
1998
1999
2000
2001
2002

AIRCRAFT LOANS
(in millions of dollars)

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002 | Commission file number 0-16143

FIRST ESSEX BANCORP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	04-2943217
(State or jurisdiction of incorporation or organization)	(I.R.S. Employer incorporation or organization Identification No.)
71 Main Street, Andover, MA	01810
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (978) 681-7500

Securities registered pursuant to Section 12(b) of the Act:
None
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.10 par value
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X__ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy of information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ( )

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 126-2 of the Securities Exchange Act of 1934). Yes X__ No ___

The aggregate market value of the voting stock of the registrant held by non-affiliates of the registrant, based on the closing sale price on The NASDAQ Stock Market on March 10, 2003 was $235,252,187.

As of March 10, 2003, 7,714,558 shares of the registrant's common stock, $.10 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Selected information from the Registrant's Proxy Statement for the annual meeting to be held May 1, 2003, to be filed with the Securities and Exchange Commission within 120 days after December 31, 2002, is incorporated by reference into Part III of this report.

CAUTIONARY STATEMENT FOR PURPOSES OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

First Essex Bancorp, Inc. (the Company) desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. This Report contains certain "forward-looking statements" including statements concerning plans, objectives, future events or performance, assumptions, and other statements which are other than statements of historical fact. The Company wishes to caution readers that the following important factors, among others, may have affected, and could in the future affect, the Company's actual results and could cause the Company's actual results for subsequent periods to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company herein: (i) the effect of changes in laws and regulations, including federal and state banking laws and regulations, with which the Company and its wholly owned banking subsidiary, First Essex Bank, must comply, and the associated costs of compliance with such laws and regulations, either currently or in the future as applicable; (ii) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as by the Financial Accounting Standards Board, or of changes in the Company's organization, compensation and benefit plans; (iii) the effect on the Company's competitive position within its market area of the increasing consolidation within the banking and financial services industries, including increased competition from larger regional and out-of-state banking organizations as well as nonbank providers of various financial services; (iv) the effect of unforeseen changes in interest rates; and (v) the effect of changes in the business cycle and downturns in the local, regional and national economies. The Company disclaims any intent or obligation to update forward-looking statements whether in response to new information, further events or otherwise.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

GENERAL

First Essex Bancorp, Inc.
The Company is a Delaware corporation whose primary activity is to act as the parent holding company for the wholly-owned First Essex Bank (the "Bank"), a state-chartered savings bank. The Company is also the sole owner of two other subsidiaries, First Essex Capital Trust I and First Essex Capital Statutory Trust II, formed for the sole purpose of issuing trust preferred securities.

First Essex Bank
The Bank was originally founded under a Massachusetts legislative charter issued in 1847. On December 1, 1993, First Essex Savings Bank converted to a federal savings bank with a charter issued by the Office of Thrift Supervision (the "OTS") under the name of First Essex Bank, FSB. The purpose of the conversion was to enable the Bank to operate branches in two states, which, in 1993, was permitted only to federal savings banks. On the same day First Essex Savings Bank of New Hampshire was merged into First Essex Bank, FSB.

In November 2000, the Bank filed applications with the appropriate federal and state regulatory agencies to convert its charter from a federal savings bank back to a Massachusetts state-chartered savings bank; Massachusetts-chartered banks are now permitted to operate branches in more than one state. In February 2001, the Bank received all necessary approvals and completed the conversion on March 31, 2001. The conversion to a state-chartered savings bank provides the Bank more flexibility to continue its emphasis on higher yielding commercial and consumer lending.

At December 31, 2002, the Bank had total assets of $1.8 billion. The Bank is principally engaged in the business of attracting deposits from the general public and investing in residential mortgage, construction, commercial real estate, commercial and consumer loans. The Bank also makes investments in various investment securities to provide a source of interest and dividend income. The Bank currently maintains 20 full-service banking offices at various locations throughout its market area. Deposits at First Essex Bank are insured up to the applicable limits by the Federal Deposit Insurance Corporation (the "FDIC") and deposits in excess of FDIC limits are fully insured by the additional coverage provided by the Depositors Insurance Fund of Massachusetts ("DIF").

MARKET AREA

First Essex's market area is centered approximately 25 miles north of Boston at the intersection of two major highways: Interstate Route 93, the major north-south roadway connecting Boston with the northern Boston suburban communities and New Hampshire, and Interstate Route 495. The Bank's principal executive offices are located in Andover, Massachusetts, and its main banking office and two of its branches are located in Lawrence, Massachusetts. Other branches are in the surrounding communities of Andover, North Andover, Haverhill, Lowell and Methuen, Massachusetts and Concord, Hillsboro, Londonderry, Manchester, Pelham, Salem and Windham, New Hampshire.

CURRENT MARKET CONDITIONS

The New England region, including those portions of northeastern Massachusetts and southern New Hampshire that constitute First Essex's market area, has not been immune to the effects of the extended recessionary environment in our nation. Overlaying this of late are the grave issues confronting our country in the Middle East as well as other geo-political uncertainties. These factors have only exacerbated concerns about the short-term economic outlook. In spite of all this the consumer has continued to spend, but how long that conduct will persist is very difficult to predict.

Loan demand to finance new and existing home sales has remained strong while refinancing activity, aided by record low interest rates, also remained strong during 2002. Commercial loans to small and mid-size businesses in the area showed no growth. The cautious attitude of businesses is manifest in a disinclination to invest or expand at this time. In the commercial real estate market, refinancing and repositioning opportunities for permanent financing continued. Competition among lenders for all types of loans remains intense.

Automobile sales were a bright spot during 2002 as consumer spending continued to surprise the market. The national market for aircraft displayed some signs of weakness although the Bank's targeted segment of the market - light aircraft - has seen relatively stable values and additional market penetration provide steady portfolio growth for the Bank.

Banks in general benefited from an outflow of funds from equity markets and the resultant growth in the perceived safe haven of an insured deposit account. With the continued record low interest rates, the excess liquidity caused by this migration of funds has begun to put downward pressure on interest rate spreads across the industry.

REGULATION

General

The Office of Thrift Supervision ("OTS") is the primary regulator of the Company. The Company must file reports with the OTS concerning activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers or acquisitions. Periodic examinations are conducted by the OTS to test the Company's and the Bank's compliance with various regulatory requirements. The Company, as a thrift holding company, is also required to file certain reports with, and otherwise comply with the rules and regulations of the OTS and the Securities and Exchange Commission ("SEC") under the federal securities laws.

Upon the Bank's March 2001 conversion to a state-chartered savings bank, the Massachusetts Commissioner of Banks (the "Commissioner") and the FDIC have become the Bank's primary regulators. The Bank elected, pursuant to Section 10(1) of the Home Owners' Loan Act ("HOLA"), to be treated as a savings association for holding company regulatory purposes. As a result, the OTS remains the primary regulator of the Company.

As a state-chartered savings bank, the Bank is subject to regulation and examination by the Commissioner and to various Massachusetts statutes and regulations, which govern, among other things, investment powers (including lending authority), deposit activities, borrowings, maintenance of capital and reserve accounts, distribution of earnings, and payment of dividends. The Commissioner's approval is required to establish or close branches, merge with other banks, issue stock and undertake many other activities. As a state-chartered savings bank, the Bank is also subject to regulation, examination and supervision of the FDIC. The Bank's deposits are insured up to applicable limits by the Bank Insurance Fund ("BIF") of the FDIC, and all deposits in excess of the FDIC limits are insured in full by the additional coverage provided by the DIF.

The Bank is also a member of the Federal Home Loan Bank ("FHLB") system, which provides a central credit facility primarily for member institutions.

Business Activities

The activities of state-charted savings banks are governed by state law and in certain respects, the Federal Deposit Insurance Act (the "FDI Act"). The FDI Act was amended by the Federal Deposit Insurance Corporation

Improvement Act of 1991 ("FDICIA"). FDICIA, among other things, requires that federal banking regulators intervene promptly when a depository institution experiences financial difficulties, mandates the establishment of a risk-based deposit insurance assessment system and requires the imposition of numerous additional safety and soundness operational standards and restrictions. FDICIA contains provisions affecting numerous aspects of the operations of banks and empowers the FDIC, among other agencies, to promulgate regulations implementing its provisions.

Qualified Thrift Lender Test

The Bank continues to be subject to the Qualified Thrift Lender Test ("QTL") by virtue of the Bank's election, under Section 10(1) of the HOLA, to continue to be treated as a savings association for holding company regulatory purposes.

The HOLA requires savings institutions to meet a QTL test. Under the QTL test, as modified by FDICIA, a savings association is required to maintain at least 65% of its "portfolio assets" (total assets less (i) specified liquid assets up to 20% of total assets, (ii) intangibles, including goodwill, and (iii) the value of property used to conduct the association's business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities) on a monthly basis in 9 out of every 12 months. The Bank has met this requirement for 2002.

Limitations on Capital Distributions by the Bank

The FDIC has the authority to use its enforcement powers to prohibit a bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice. Federal law also prohibits the payment of dividends by a bank that would result in the bank failing to meet its applicable capital requirements on a pro forma basis. Massachusetts law also restricts a bank from declaring a dividend which would reduce its capital below (i) the amount required to be maintained by state and federal law and regulations or (ii) the amount of their liquidation account established in connection with the conversion from mutual to stock form. In addition, Massachusetts law requires the Commissioner's approval if the total of dividends declared by a bank in any calendar year exceeds net income for that year combined with the retained net income of the preceding two years.

The OTS has similar rules applicable to capital distributions of savings institutions, and such rules apply to state-chartered institutions, such as the Bank, that are subsidiaries of savings and loan holding companies. A savings institution must file an application for OTS approval of a capital distribution if either (1) the total capital distributions for the applicable calendar year exceed the sum of the institution's net income for that year to date plus the institution's retained net income for the preceding two years, (2) the institution would not be at least adequately capitalized following the distribution, (3) the distribution would violate any applicable statute, regulation, agreement or OTS-imposed condition, or (4) the institution is not eligible for expedited treatment of its filings. If an application is not required to be filed, savings institutions which are a subsidiary of a holding company, as well as certain other institutions, must still file a notice with the OTS at least 30 days before the board of directors declares a dividend or approves a capital distribution from the savings institution to its holding company parent.

Interstate Branching

The Interstate Banking and Branching Act, effective June 1, 1997, authorized banks to merge across state lines, thereby creating interstate branches. Each state, prior to the effective date, was afforded the opportunity to "opt out" of this provision, thereby prohibiting interstate branching within that state. Neither Massachusetts nor New Hampshire, the states in which the Company's banking offices are located, has "opted out" of interstate branching. In addition, under the Interstate Banking and Branching Act, a bank can open new branches in a state in which it does not already have banking operations if such state enacts a law permitting such de novo branching. Neither Massachusetts nor New Hampshire has adopted legislation permitting de novo interstate branching, although Massachusetts (but not New Hampshire) permits the acquisition of existing branches by an out-of-state bank or bank holding company.

Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the FDIC. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's, and in turn, the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to quantitative judgements by the regulators about the components of capital, risk weightings of assets, and other factors.

Quantitative measures are established by regulation regarding minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification received from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain the total risk-based, Tier I risk-based and Tier I adjusted asset ratios. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company may not declare or pay cash dividends on its shares of common stock if the effect thereof would cause stockholder's equity to be reduced below applicable capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements.

The capital ratios discussed above, along with the Bank's actual capital amounts and ratios are presented in a table within Note 17 to the Consolidated Financial Statements included in Item 8 – "Financial Statements and Supplementary Data" of this report.

Insurance of Deposit Accounts

As required by FDICIA, in 1993, the FDIC established a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities, the likely amounts of any loss, and the revenue needs of the insurance fund.

Insurance of deposits may be terminated by the FDIC after notice and hearing, upon finding by the FDIC that the Bank has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, rule, regulation, order or condition imposed by, or written agreement with, the FDIC. Additionally, if insurance termination proceedings are initiated against the Bank, the FDIC temporarily may suspend insurance on new deposits received under certain circumstances. Management is not aware of any activity or condition, which could result in a termination of its deposit insurance. Deposits are insured up to the applicable limits by the FDIC and deposits in excess of FDIC limits are fully insured by the additional coverage provided contractually by the DIF.

Federal Reserve System

The Federal Reserve Board regulations require financial institutions to maintain noninterest earning reserves against their transaction accounts (primarily NOW and regular checking accounts). Due to required reserves needing to be maintained in the form of either vault cash, a noninterest bearing account at a Federal Reserve Bank or a pass-through account as defined by the Federal Reserve Board, the effect of this reserve requirement is to reduce the Bank's interest-earning assets.

Holding Company Regulations

The Company is a nondiversified unitary savings and loan holding company within the meaning of the HOLA. As such, the Company has registered with the OTS and is subject to OTS regulations, examinations, supervision and reporting requirements. As a unitary savings and loan holding company, the Company generally will not be restricted under existing laws as to the types of business activities in which it may engage, provided that the Bank continues to be a QTL. The HOLA requires the Company to obtain regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other institutions or holding companies. Certain acquisitions by the Company also require the prior approval of the Massachusetts Board of Bank Incorporation.

USA Patriot Act of 2001

In October 2001, the USA Patriot Act of 2001 was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington D.C. which occurred on September 11, 2001. The Patriot Act is intended to strengthen

U.S. law enforcements' and the intelligence communities' abilities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Financial Services Modernization Legislation

In November 1999, the Gramm-Leach-Bliley Act of 1999, or the GLB, was enacted. The GLB repeals provisions of the Glass-Steagall Act which restricted the affiliation of Federal Reserve member banks with firms "engaged principally" in specified securities activities, and which restricted officer, director or employee interlocks between a member bank and any company or person "primarily engaged" in specified securities activities.

In addition, the GLB also contains provisions that expressly preempt any state law restricting the establishment of financial affiliations, primarily related to insurance. The general effect of the law is to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms and other financial service providers by revising and expanding the Bank Holding Company Act framework to permit a holding company to engage in a full range of financial activities through a new entity known as a "financial holding company." "Financial activities" is broadly defined to include not only banking, insurance and securities activities, but also merchant banking and additional activities that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

The GLB also permits national banks to engage in expanded activities through the formation of financial subsidiaries. A national bank may have a subsidiary engaged in any activity authorized for national banks directly or any financial activity, except for insurance underwriting, insurance investments, real estate investment or development, or merchant banking, which may only be conducted through a subsidiary of a financial holding company. Financial activities include all activities permitted under new sections of the Bank Holding Company Act or otherwise permitted by regulation.

To the extent that the GLB permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. The GLB is intended to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis and which unitary savings and loan holding companies already possess. Nevertheless, the GLB may have the result of increasing the amount of competition that the Company faces from larger institutions and other types of companies offering financial products, many of which may have substantially more financial resources than the Company has.

Sarbanes-Oxley Act of 2002

On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002, or the SOA. The stated goals of the SOA are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.

The SOA is the most far-reaching U.S. securities legislation enacted in some time. The SOA generally applies to all companies, both U.S. and non-U.S., that file or are required to file periodic reports with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, or the Exchange Act. Given the extensive SEC role in implementing rules relating to many of the SOA's new requirements, the final scope of these requirements remains to be determined.

The SOA includes very specific additional disclosure requirements and new corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules, and mandates further studies of certain issues by the SEC and the Comptroller General. The SOA represents significant federal involvement in matters traditionally left to state regulatory authorities, management, and between a board of directors and its committees.

The SOA addresses, among other matters:

- audit committees' responsibilities for all reporting companies;
- certification of financial statements by the chief executive officer and the chief financial officer
- the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer's securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement;
- a prohibition on insider trading during pension plan black out periods;
- disclosure of a code of ethics and filing a Form 8-K for a change or waiver of such code;
- "real time" filing of periodic reports;
- the formation of a public accounting oversight board;
- auditor independence; and
- various increased criminal penalties for violations of securities laws

The SOA contains provisions which became effective upon enactment on July 30, 2002 and provisions which will become effective from within 30 days to one year from enactment. The SEC has been delegated the task of enacting rules to implement various provisions with respect to, among other matters, disclosure in periodic filings pursuant to the Exchange Act.

LENDING ACTIVITIES

General

At December 31, 2002, the loan portfolio, before deducting the allowance for loan losses, totaled $1,136 million, which represented 64.0% of total assets, and an increase of $83.3 million over the prior year. See Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations - Allowance for Loan Losses."

Due to the Company's continued emphasis on higher yielding commercial (including commercial real estate, construction and aircraft loans) and consumer loans, these categories increased by $102.3 million in 2002, offset by a $19.0 million decrease in residential real estate loans. First Essex originates residential first mortgage loans, commercial real estate loans, construction loans, consumer loans, commercial loans and aircraft loans. See Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition."

The following table sets forth information concerning First Essex's loan portfolio, including mortgage loans held for sale, at the dates indicated. The balances shown in the table are net of unadvanced funds and unearned discounts and fees. Required disclosure regarding maturity distribution is shown on pages 32 and 33.

	Years Ended December 31,									
	2002		2001		2000		1999		1998	
	(Dollars in thousands)									
Real Estate:										
Residential	$ 67,238	5.9 %	$ 86,205	8.2 %	$ 119,992	12.4 %	$ 144,021	17.7 %	$ 189,983	25.9 %
Commercial	195,468	17.2	161,870	15.4	122,248	12.6	111,272	13.7	88,774	12.1
Construction	63,272	5.6	70,800	6.7	94,036	9.7	51,353	6.3	43,220	5.9
Total real estate loans	325,978	28.7	318,875	30.3	336,276	34.7	306,646	37.7	321,977	43.9
Owner occupied commercial real estate	75,886	6.7	74,825	7.1	68,673	7.1	63,367	7.8	62,800	8.6
Commercial loans	117,549	10.3	120,101	11.4	117,020	12.0	98,701	12.1	89,690	12.2
Aircraft loans	217,167	19.1	196,496	18.7	159,730	16.5	107,007	13.2	59,657	8.1
Consumer loans:										
Home Equity, Home Improvement & Second Mortgage	42,674	3.8	48,475	4.6	53,840	5.5	51,622	6.4	59,003	8.0
Automobile	353,778	31.1	290,829	27.6	230,696	23.8	180,075	22.2	134,613	18.4
Other	3,362	0.3	3,504	0.3	4,118	0.4	4,867	0.6	6,143	0.8
Total consumer loans	399,814	35.2	342,808	32.5	288,654	29.7	236,564	29.2	199,759	27.2
	$ 1,136,394	100.0 %	$ 1,053,105	100.0 %	$ 970,353	100.0 %	$ 812,285	100.0 %	$ 733,883	100.0 %

Residential Mortgage Loans

The Bank originates residential first mortgage loans in its market area. At December 31, 2002, the residential mortgage loan portfolio was $67.2 million, representing 5.9% of the loan portfolio. The Bank's residential first mortgage loan products consists of six-month, one-year, three-year, five-year and seven-year adjustable-rate mortgages and fixed-rate mortgages, having terms of 15 to 30 years. Most of the residential mortgage loans originated by the bank are sold in the secondary market. See Item 7a - "Quantitative and Qualitative Disclosures about Market Risk - Asset/Liability Management."

Commercial Real Estate Loans

The Bank also holds loans secured by commercial real estate, such as manufacturing, retail, apartment and office buildings. At December 31, 2002, the commercial real estate loan portfolio had an outstanding balance of $195.5 million, representing 17.2% of the Bank's loan portfolio.

Generally, commercial real estate loans in the portfolio have been made to finance the acquisition or retention of income producing properties. The current policy of the Company is to limit commercial real estate loans primarily to properties in eastern Massachusetts and southern New Hampshire.

Commercial real estate loans generally reprice over periods ranging from six months to five years based on a published prime rate or other index.

Construction Loans

Construction loans are primarily made to developers and builders for the construction of commercial and single-family properties. Construction loans have generally been made with maturities of one year or less and a price based on a published prime rate, subject to renewal or extension by the Bank. Additionally, loans are made to qualified individuals for construction of single-family owner-occupied homes that convert to permanent mortgages upon completion of construction. At December 31, 2002, the Bank's construction loan portfolio had an outstanding balance of $63.3 million, representing 5.6% of the loan portfolio.

Owner-Occupied Commercial Real Estate Loans

Owner-occupied commercial real estate loans are extensions of credit to commercial borrowers for the construction or purchase of business space, primarily for the borrower's own use, or loans to commercial borrowers for operating purposes in which the Bank has taken real estate occupied by the borrower as collateral. In these instances, the cash flow of the borrower's business is the primary source of repayment. At December 31, 2002, this portfolio had total outstandings of $75.9 million representing 6.7% of the Bank's loan portfolio.

Commercial Loans

At December 31, 2002, the portfolio of commercial loans totaled $117.5 million, representing 10.3% of the loan portfolio. The Bank offers secured and unsecured demand loans, time loans, term loans, lines of credit and working capital loans, which are short term or have adjustable rates. Commercial loans are originated by the Bank's commercial lending officers, who are supported by a credit, processing and documentation staff.

Aircraft Loans

The Bank has an expanding market in aircraft lending, which totaled $217.2 million or 19.1% of the loan portfolio at December 31, 2002. The Bank offers fixed and variable rate loans to commercial and consumer customers. Fixed rate loans totaled $188.8 million or 87.0% of the portfolio while variable rate loans totaled $28.4 million or 13.0% of these loans. Terms typically range from 12 to 20 years. At December 31, 2002, the average loan amount in this portfolio was $159 thousand.

Consumer Loans

Consumer loans totaled $399.8 million or 35.2% of the loan portfolio at December 31, 2002. This portfolio consists of automobile loans, fully or partially secured personal loans, second mortgage loans, home equity loans and unsecured personal loans. Automobile loans include dealer indirect loans totaling $350.1 million as well as loans originating directly in retail branches. The Bank offers variable rate home equity lines of credit called "First Line Equity Credit". This product consists of a line of credit, secured by a second mortgage on residential property, with a monthly adjustable interest rate at a margin above a published prime rate.

Risks Associated with Commercial Real Estate, Commercial, Owner-Occupied Commercial Real Estate and Construction Loans

Commercial real estate and commercial lending involve significant additional risks compared with one-to-four family residential mortgage lending, and, therefore, typically account for a disproportionate share of delinquent loans and real estate owned through foreclosure. Such lending generally involves larger loan balances to single borrowers or groups of related borrowers than does residential lending, and repayment of the loan depends in part on the underlying business and financial condition of the borrower and is more susceptible to adverse future developments. If the cash flow from income-producing property is reduced (for example, because leases are not obtained or renewed), the borrower's ability to repay the loan may be materially impaired. These risks can be significantly affected by considerations of supply and demand in the market for office, manufacturing and retail space and by general economic conditions. As a result, commercial real estate and commercial loans are likely to be subject, to a greater extent than residential property loans, to adverse conditions in the economy generally.

Construction loans are, in general, subject to the same risks as commercial real estate loans, but involve additional risks as well. Such additional risks are due to uncertainties inherent in estimating construction costs, delays arising from labor problems, shortages of material, uncertain marketability of a complete project and other unpredictable contingencies that make it relatively difficult to determine accurately the total loan funds required to complete a project or the value of the completed project. Construction loan funds are advanced on the security of the project under construction, which is of uncertain value prior to the completion of construction. When a construction project encounters cost overruns, marketing or other problems, it may become necessary, in order to sustain the project and preserve collateral values, for the lender to advance additional funds and to extend the maturity of its loan. In a declining market, there is no assurance that this strategy will successfully enable the lender to recover outstanding loan amounts and interest due. Moreover, foreclosing on such properties results in administrative expense and substantial delays in recovery of outstanding loan amounts and provides no assurance that the lender will recover all monies due to it, either by developing the property, subject to regulatory limitations and to the attendant risks of development, or by selling the property to another developer.

Residential Loan Servicing and Sales of Loans

The Bank generally writes residential mortgage loans to meet the requirements for sale in the secondary market. From time to time, the Bank sells residential mortgage loans and residential loan servicing. Such loan sales represent a potential source of liquidity to meet lending demands and deposit outflows. See Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operation - Asset/Liability Management."

At December 31, 2002, the Bank's residential loan servicing portfolio totaled $1.0 million.

NONPERFORMING ASSETS

General

Nonperforming assets consist of nonaccruing loans (including impaired and restructured loans) and foreclosed property. For further information regarding the impairment of loans see "Provision for Loan Losses" included in Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Nonaccruing Loans

It is the general practice of the Bank to discontinue accrual of interest on loans for which payment of interest or principal is 90 days or more past due and such other loans where collection of interest and principal is doubtful. All previously accrued but uncollected interest is reversed against current period income when a loan is placed on nonaccrual status. At December 31, 2002, the Bank's nonaccruing loans totaled $3.1 million, representing a decrease of $1.1 million or 25.9% from $4.2 million at December 31, 2001. This decrease is due primarily to the charge-off of a single commercial credit. For further information regarding the Bank's nonaccruing loans, see Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Non-Performing Assets."

Restructured Loans

These are loans on which concessions have been made in light of the debtor's financial difficulty with the objective of maximizing recovery. At December 31, 2002 and December 31, 2001, the Bank had no restructured loans. Restructured loans are nonperforming assets and would be included in the totals for nonaccrual loans. For further information regarding restructured loans, see Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Nonperforming Assets."

Foreclosed Property
Foreclosed property at December 31, 2002 totaled $1.2 million compared to $417,000 at December 31, 2001. Foreclosed property consists of real or tangible property that collateralized a loan prior to foreclosure or repossession. These assets are carried at the lower of cost or the estimated net realizable value less selling costs. Any decreases in value prior to sale are charged to operations.

For further information regarding the Bank's foreclosed property, see Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Nonperforming Assets."

INVESTMENT ACTIVITIES

The Company maintains an investment portfolio to provide a source of interest and dividend income and potential source of liquidity to meet lending demands and deposit outflows. At December 31, 2002, the investment portfolio, consisting of short-term investments, investment securities (exclusive of equity securities), mortgage-backed securities, stock in the FHLB and stock of the Savings Bank Life Insurance Company of Massachusetts, totaled $472.0 million, or 26.6% of total assets.

Interest and dividend income on the investment portfolio generated 21.9% of total interest and dividend income for the year ended December 31, 2002. See Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Investments" for further information regarding the investment portfolio.

The Bank's investment strategy seeks to provide liquidity and realize current income while preserving principal. The Bank will generally invest only in United States ("U.S.") government, or agencies thereof, bonds, U.S. state or municipal bonds, corporate bonds, mortgage backed securities and will only purchase bonds which are rated A or higher at the time of purchase.

DEPOSITS

The Bank offers a range of deposit accounts including regular and passbook savings, NOW, money market and demand deposit accounts. The Bank offers a number of relationship products that allow customers to combine balances in checking and savings accounts in order to avoid service and maintenance fees, and obtain free banking services. These relationship products may also include discounts on installment loans and bonus rates on certificates of deposit. The Bank also offers term deposit certificates ranging from 30 days to seven years. Interest rates on these certificates vary according to the term selected. From time to time, the Bank promotes various types of accounts with the intention of changing the maturity schedule of its liabilities. See Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations - Deposits."

The Bank offers its retail banking customers a wide range of deposit services and the convenience of drive-up ATMs. The Bank is a member of the NYCE™, EXCHANGE™, TX™, and CIRRUS™ networks. These networks allow the Bank's depositors access to their accounts through ATMs at the Bank, other banks and locations nationwide and worldwide.

COMPETITION

The Bank faces competition both in originating loans and in attracting deposits. Competition in originating loans comes from a variety of sources, including, but not limited to, other financial institutions, mortgage companies, insurance companies and consumer and commercial finance companies. The Bank competes for loans principally on the basis of interest rates and loan fees, the types and terms of loans originated and the quality of service provided to borrowers. In attracting deposits, the primary competitors are other financial institutions and mutual funds. The ability to attract and retain deposits depends on the ability to provide investment opportunities that satisfy the requirements of investors with respect to rate of return, liquidity, risk, service, convenience and other factors.

The Bank competes for deposits on the basis of interest rates and by offering convenient branch locations, extended business hours and an automated teller network.

EMPLOYEES

At December 31, 2002, the Bank had 323 full time equivalent employees. None of the employees of the Bank are represented by a collective bargaining group and management considers its relationship with its employees to be good.

AVAILABLE INFORMATION

The Company's interest address is www.firstessex.com. Our website provides a hyperlink to a third party web site through which our annual, quarterly and current reports, and amendments to those reports, are available free of charge. (Up until March 5, 2003, we provided a hyperlink directly to the SEC's EDGAR database.) We believe that the third party web site makes our reports available as soon as reasonably practicable after we electronically file them with, or furnish them to the SEC. We do not maintain or provide any information directly to the third party web site and we do not check its accuracy. Copies of our reports can also be obtained from the SEC's web site at www.sec.gov.

ITEM 2. PROPERTIES

The following table sets forth certain information relating to properties owned or used in banking activities at December 31, 2002:

Location	Owned or Leased	Lease Expiration Date	Renewal Option(s) Through	Total Office Space in Square Feet
Corporate Headquarters (1):				
71 Main Street Andover, MA	Leased	January 31, 2005	January 31, 2015	12,392
Main Banking Office (2):				
296 Essex Street Lawrence, MA	Owned	N/A	N/A	44,757
Operations Center:				
900 Chelmsford Street Lowell, MA	Leased	May 12, 2005	May 12, 2010	31,478
Consumer Lending Office:				
211 North Main Street Andover, MA	Leased	May 31, 2005	May 31, 2011	3,980
Branch Offices:				
460 South Union Street Lawrence, MA	Leased	February 28, 2009	February 28, 2029	3,500
555 Broadway Lawrence, MA	Owned	N/A	N/A	4,190
750 Main Street Haverhill, MA	Owned	N/A	N/A	4,352
555 Chickering Road North Andover, MA	Leased	March 31, 2007	March 31, 2012	4,549
211 North Main Street Andover, MA	Leased	May 31, 2007	May 31, 2017	3,600
125 Merrimack Street Methuen, MA	Owned	N/A	N/A	4,315

ITEM 2. PROPERTIES
(continued)

Branch Offices (continued):				
15 Burnham Road Methuen, MA	Leased	June 30, 2005	June 30, 2015	3,700
539 South Broadway (3)(4) Salem, NH	Leased	N/A	N/A	5,576
1 Wall Street (5) Windham, NH	Owned	N/A	N/A	8,820
100 Bridge Street Pelham, NH	Leased	June 30, 2003	June 30, 2008	6,899
24 Orchard View Drive Londonderry, NH	Leased	November 30, 2003	November 30, 2008	3,130
900 Chelmsford Street Lowell, MA	Leased	October 31, 2006	October 31, 2011	1,400
20 North Broadway (6) Salem, NH	Owned	N/A	N/A	7,476
73 West Street Concord, NH	Owned	N/A	N/A	4,558
161 North State Street Concord, NH	Owned	N/A	N/A	22,274
53 West Main Street Hillsborough, NH	Owned	N/A	N/A	4,950
1 Wall Street (7) Manchester, NH	Leased	June 30, 2006	June 30, 2016	8,135
749 Rogers Street (8) Lowell, MA	Leased	November 30, 2021	November 30, 2041	44,871

(1) This site also serves as a branch location.

(2) Includes two contiguous buildings at 284 Essex Street and 286-288 Essex Street which were acquired in 1972 and 1980, respectively, as well as an adjacent parking lot at 7 Lawrence Street which was acquired in 1981.

(3) The current term of the lease for this property expired on October 20, 2002 and the landlord has advised the Bank that it is currently a tenant at will. The Bank is in discussions with the landlord concerning a new lease for this property.

(4) Second floor of building is subleased to a third party for a three year term, commencing on November 1, 2000 and terminating on October 31, 2003. There is an option to renew for two additional 3 year terms. The sublease terminates automatically whenever the Bank's prime lease terminates.

(5) Second floor of building is subleased to a third party for a five year term, commencing on June 1, 2001 and terminating on May 31, 2006. There is an option to renew for one additional 5 year term.

(6) 4,000 sf of an adjacent parking lot is leased for a twenty year term, commencing September 1, 1996 and terminating on August 31, 2016.

(7) Lease includes 8,750 sf adjacent lot used for drive up lanes.

(8) Building is owned and the land is leased.

Management believes that the Company's existing facilities are adequate for the conduct of its business.

ITEM 3. LEGAL PROCEEDINGS

The Company is involved in various legal proceedings incident to its business, none of which are believed by management to be material to the financial condition or operations of the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of the shareholders during the fourth quarter of 2002.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S EQUITY AND RELATED STOCKHOLDERS MATTERS

First Essex Bancorp, Inc. common stock is traded over-the-counter on the Nasdaq National Market System under the symbol FESX.

At December 31, 2002, there were 7,660,876 shares outstanding and approximately 1,000 shareholders of record. This does not reflect the number of persons or entities who hold their stock in nominee or street name through various brokerage firms.

The price information regarding the Company's common stock in the following table is based on high and low closing sale prices:

	Prices Per Share		Dividend Declared Per Share
	High	Low	
2002			
First Quarter	$ 31.360	$ 25.720	$ 0.22
Second Quarter	34.900	29.500	0.22
Third Quarter	34.650	26.480	0.22
Fourth Quarter	38.900	33.070	0.24
2001			
First Quarter	$ 22.000	$ 19.000	$ 0.20
Second Quarter	24.720	19.875	0.20
Third Quarter	29.550	23.200	0.20
Fourth Quarter	29.050	24.200	0.22

The only funds available to the Company for the payment of dividends are cash and cash equivalents held at the holding company level, dividends from the Bank and borrowings. In addition, bank regulatory authorities generally restrict the amounts available for the payment of dividends by the Bank to the Company, see Item 1 – "Business – Regulation – Limitation on Capital Distributions". Federal Reserve Board Regulation W implements sections 23A and 23B of the Federal Reserve Act and restricts the Bank in lending or advancing funds to the Company unless such loans are collateralized by specific obligations, and limits collateralized loans to 10 percent of the Bank's capital to any one affiliate, and to 20 percent of the Bank's capital for all affiliates in the aggregate.

The Bank is prohibited from paying cash dividends, to the extent that any such payment would reduce its capital below required regulatory capital levels or would impair the liquidation account established in connection with its conversion from mutual to stock form. See Item 1. "Business – Regulation – Limitation on Capital Distributions" and Note 17 to the consolidated financial statements included in response to Item 8 – "Financial Statements and Supplementary Data" of this report for further discussion.

The payment of dividends by the Bank could carry significant adverse tax consequences. To the extent that distributions by the Bank to the holding company exceed the Bank's current and accumulated earnings and profits (as computed for federal income tax purposes for taxable years beginning after December 31, 1951), those distributions would be treated for tax purposes as first being made out of the Bank's bad debt reserve. In that case, the Bank would have federal taxable income equal to approximately one and one-half times the amount of the actual shareholder distribution that is treated as made out of the Bank's bad debt reserves.

ITEM 6. SELECTED FINANCIAL DATA

	At December 31, 2002	2001	2000	1999	1998
	(Dollars in thousands)				
Balance Sheet Data:					
Total assets	$ 1,775,930	$ 1,592,319	$ 1,520,967	$ 1,377,318	$ 1,248,014
Loans receivable, net (1)	1,121,942	1,040,347	957,637	800,946	722,622
Investment securities (2)	346,386	414,516	453,313	455,220	367,019
Foreclosed property	1,198	417	3	447	575
Deposits	1,380,637	1,217,163	1,127,523	1,002,761	934,695
Borrowed funds	207,408	206,275	267,409	268,962	201,499
Stockholders' equity	143,926	125,194	105,732	91,578	97,082

	Years Ended December 31, 2002	2001	2000	1999	1998
	(Dollars in thousands, except per share data)				
Operating Data:					
Interest and dividend income	$ 105,930	$ 115,648	$ 111,609	$ 96,742	$ 93,460
Interest expense	41,173	57,065	59,964	50,183	52,512
Net interest income	64,757	58,583	51,645	46,559	40,948
Provision for loan losses	8,048	5,100	3,710	2,400	1,440
Net gain (loss) on sales of securities	-	-	(18)	54	1,344
Net gain on sales of mortgage loans and mortgage servicing rights	1,594	1,383	1,328	1,208	1,338
Other income	9,290	7,489	6,502	4,833	4,183
Noninterest expenses	33,899	33,793	31,746	30,071	28,178
Minority Interest	2,048	1,590	868	-	-
Provision for income taxes	11,183	10,122	8,665	7,491	7,130
Net income	$ 20,463	$ 16,850	$ 14,468	$ 12,692	$ 11,065
Per Share Data:					
Earning per share - basic	$2.68	$2.27	$1.95	$1.67	$1.46
Earnings per share - diluted	2.57	2.18	1.90	1.63	1.41
Dividends declared	0.90	0.82	0.74	0.66	0.58
Book value at end of period	18.79	16.62	14.42	12.06	12.75
Dividend payout ratio	33.62 %	36.17 %	37.79 %	39.58 %	39.68 %
Selected Financial Ratios:					
Return on average assets	1.20 %	1.07 %	1.00 %	0.96 %	0.90 %
Return on average equity	15.14	14.35	15.36	13.16	11.73
Average equity as a percentage of average assets	7.95	7.46	6.54	7.29	7.63
Weighted average interest rate spread	3.62	3.31	3.26	3.24	2.84
Net yield on average earning assets	4.03	3.89	3.77	3.71	3.44

(1) Includes loans held for sale.

(2) Investment securities include U.S. government and agency obligations, mortgage-backed securities, other bonds, and obligations, stock in the Federal Home Loan Bank of Boston and stock in the Savings Bank Life Insurance Company.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

General

The results of operations of the Company consist primarily of the results of operations of the Bank, which is the Company's principal subsidiary. Net income for the year ended December 31, 2002 totaled $20.5 million (or $2.57 per diluted share) compared to $16.9 million (or $2.18 per diluted share) for the same period in 2001, an increase of 21.4% or $3.6 million. The improvement was primarily due to increases in net interest income and noninterest income, partially offset by higher provisions for loan losses and increases in noninterest expenses.

The Company adopted SFAS No. 142, "Goodwill and other Intangibles", as of January 1, 2002. On October 1, 2002, the Company adopted, and retroactively applied to January 1, 2002, SFAS No. 147, "Acquisitions of Certain Financial Institutions." As a result of the adoption of SFAS No. 142 and SFAS No. 147, the Company did not record any goodwill amortization expense in 2002 as compared to $1.0 million recorded in 2001. Goodwill amortization is reported as a component of non-interest expense.

Critical Accounting Policies

Accounting policies involving significant judgments and assumptions by management, which have, or could have, a material impact on the carrying value of certain assets and impact income, are considered critical accounting policies. The Company considers the allowance for loan losses and deferred income taxes to be its critical accounting policies.

Allowance for Loan Losses

Arriving at an appropriate level of allowance for loan losses involves a high degree of judgment. The Company's allowance for loan losses provides for probable losses based upon evaluations of known, and inherent risks in the loan portfolio. Management uses historical information to assess the adequacy of the allowance for loan losses as well as the prevailing business environment; as it is affected by changing economic conditions and various external factors, which may impact the portfolio in ways currently unforeseen. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged-off and reduced by loans charged-off. For a full discussion of the Company's methodology of assessing the adequacy of the allowance for loan losses, see "Financial Condition - Allowance for Loan Losses."

Income Taxes

The Company accounts for income taxes by deferring income taxes based on the estimated future tax effects of differences between the tax and book basis of assets and liabilities considering the provisions of enacted tax laws. These differences result in deferred tax assets and liabilities, which are included in the Company's consolidated balance sheets. The Company must also assess the likelihood that any deferred tax assets will be recovered from future taxable income and establish a valuation allowance for those assets determined not likely to be recoverable. Management judgment is required in determining the amount and timing of recognition of the resulting deferred tax assets and liabilities, including projections of future taxable income. Although the Company has determined a valuation allowance is not required for all deferred tax assets, there is no guarantee that these assets are recognizable.

Analysis of Average Yields Earned and Rates Paid

The following table presents an analysis of average yields earned and rates paid for the years indicated:

	Years Ended December 31,								
	2002			2001			2000		
	Average Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Balance	Interest Earned/ Paid	Average Yield/ Rate
				(Dollars in thousands)					
Assets									
Earning assets:									
Total loans (1)	$ 1,098,898	$ 81,662	7.43 %	$ 1,019,248	$ 86,448	8.48 %	$ 900,442	$ 80,776	8.97 %
Investment securities	374,358	21,483	5.74	424,000	26,887	6.34	435,683	29,053	6.67
Other earning assets	17,774	1,067	6.00	17,654	1,063	6.02	17,542	1,058	6.03
Short-term investments	114,839	1,718	1.50	45,508	1,250	2.75	14,957	722	4.83
Total earning assets	1,605,869	105,930	6.60	1,506,410	115,648	7.68	1,368,624	111,609	8.15
Allowance for loan losses	(13,878)			(13,152)			(11,697)		
Total earning assets less allowance for loan losses	1,591,991			1,493,258			1,356,927		
Other assets	107,129			81,652			84,088		
Total assets	$ 1,699,120			$ 1,574,910			$ 1,441,015		
Liabilities and Stockholders' Equity									
NOW accounts	$ 87,782	$ 777	0.89 %	$ 70,402	$ 805	1.14 %	$ 58,224	$ 626	1.08 %
Money market accounts	159,917	3,183	1.99	83,052	2,133	2.57	89,392	2,929	3.28
Savings accounts	337,312	5,638	1.67	318,175	9,090	2.86	271,146	9,916	3.66
Time deposits	590,894	21,991	3.72	590,363	32,333	5.48	543,583	30,389	5.59
Total interest bearing deposits	1,175,905	31,589	2.69	1,061,992	44,361	4.18	962,345	43,860	4.56
Borrowed funds	207,943	9,584	4.61	244,027	12,704	5.21	263,338	16,104	6.12
Total interest bearing deposits and borrowed funds	1,383,848	41,173	2.98	1,306,019	57,065	4.37	1,225,683	59,964	4.89
Demand deposits	136,860			121,543			106,210		
Other liabilities	18,918			14,095			7,408		
Total liabilities	1,539,626			1,441,657			1,339,301		
Trust Preferred Securities	24,349			15,840			7,513		
Stockholders' equity	135,145			117,413			94,201		
Total liabilities and stockholders' equity	$ 1,699,120			$ 1,574,910			$ 1,441,015		
Net interest income		$ 64,757			$ 58,583			$ 51,645	
Weighted average rate spread			3.62 %			3.31 %			3.26 %
Net yield on earning assets (2)			4.03 %			3.89 %			3.77 %

(1) Loans on a non-accrual status and loans held for sale are included in the average balance.

(2) Net interest income before provision for loan losses divided by average interest earning assets.

Rate/Volume Analysis

The following table presents, for the periods indicated, the changes in interest and dividend income and the changes in interest expense attributable to changes in interest rates and changes in the volume of interest earning assets and interest bearing liabilities. The change attributable to both volume and rate has been allocated proportionally to the two categories.

	Years ended December 31,					
	2002 Compared to 2001 Increase (Decrease) Due to			2001 Compared to 2000 Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)					
Interest and dividend income:						
Loans before the allowance for loan losses	$ 6,432	$ (11,218)	$ (4,786)	$ 10,247	$ (4,575)	$ 5,672
Investment securities	(2,983)	(2,421)	(5,404)	(766)	(1,400)	(2,166)
Other earning assets	7	(3)	4	7	(2)	5
Federal funds sold and short term investments	1,237	(769)	468	950	(422)	528
Total interest and dividend income	$ 4,693	$ (14,411)	$ (9,718)	$ 10,438	$ (6,399)	$ 4,039
Interest expense:						
Savings deposits	2,476	(4,906)	(2,430)	1,567	(3,010)	(1,443)
Time deposits	29	(10,371)	(10,342)	2,572	(628)	1,944
Borrowed funds	(1,757)	(1,363)	(3,120)	(1,123)	(2,277)	(3,400)
Total interest expense	748	(16,640)	(15,892)	3,016	(5,915)	(2,899)
Net interest and dividend income	$ 3,945	$ 2,229	$ 6,174	$ 7,422	$ (484)	$ 6,938

Net Interest Income

Net interest income increased by $6.2 million to $64.8 million for the year ended December 31, 2002, representing a 10.5% increase from $58.6 million in 2001. During 2002, the growth in interest earning assets exceeded the growth in interest bearing liabilities. Additionally, declining interest rates favorably affected net interest margin as more interest bearing liabilities repriced during the year as compared to the repricing of interest earning assets. Moreover, the decline in the average cost of interest bearing liabilities was greater than the decline in the average yield on earning assets.

Net interest income increased by $6.9 million to $58.6 million for the year ended December 31, 2001, representing a 13.4% increase from $51.6 million in 2000. The increase in net interest income was due primarily to an increase in outstanding loans, combined with an increase in the net yield on average earning assets.

Interest and Dividend Income

Interest and dividend income decreased by $9.7 million (8.4%) to $105.9 million for the year ended December 31, 2002 from $115.6 million for the year ended December 31, 2001. The average balance of earning assets increased $99.5 million or 6.6% from $1,506.4 million in 2001 to $1,605.9 million in 2002. However, the yield on average earning assets decreased to 6.60% for the year ended December 31, 2002 as compared to 7.68% for the comparable period of 2001. The declines in yields on loans and investment securities resulted from lower interest rates in the economy, in general.

Interest and dividend income increased by $4.0 million (3.6%) to $115.6 million for the year ended December 31, 2001 from $111.6 million for the year ended December 31, 2000. This increase was primarily due to a $137.8 million or 10.1% increase in average earning assets from $1,368.6 million in 2000 to $1,506.4 million in 2001. Offsetting this increase was a decrease in the average yield on earning assets to 7.68% for the year ended December 31, 2001 as compared to 8.15% for the comparable period of 2000.

Interest Expense

Interest expense decreased $15.9 million or 27.8% to $41.2 million for the year ended December 31, 2002 from $57.1 million in 2001. This decrease is attributable to a decrease of 139 basis points in the average cost of funds from 4.37% in 2001 to 2.98% in 2002, offset by an increase in average interest bearing liabilities of $77.8 million during 2002. For 2002, most of the growth in interest bearing deposits came from increases in core deposits. The decline in the cost of funds resulted from lower interest rates in the economy, in general.

Interest expense decreased $2.9 million or 4.8% to $57.1 million for the year ended December 31, 2001 from $60.0 million in 2000. This decrease is attributable to a decrease of 52 basis points in the average cost of funds from 4.89% in 2000 to 4.37% in 2001, offset by an increase in average interest bearing liabilities of $80.3 million during 2001.

Provision for Loan Losses

Losses on loans are provided for under the accrual method of accounting. The determination of the adequacy of the allowance for loan losses is based upon management's assessment of risk elements in the portfolio, factors affecting loan quality and assumptions about the economic environment in which the Company operates. The process includes identification and analysis of loss potential in various portfolio segments utilizing a credit risk grading process and specific reviews and evaluations of significant individual problem credits. In addition, management reviews overall portfolio quality through an analysis of current levels and trends in charge-off, delinquency and nonaccruing loan data, collateral values, economic conditions and their effect on borrowers, and the overall-banking environment. See "Financial Condition - Allowance for Loan Losses". Ultimate losses may vary significantly from the current estimates. Losses on loans, including impaired loans, are charged against the allowance when management believes the collectability of principal is doubtful.

Provisions for loan losses totaled $8.0 million, $5.1 million, and $3.7 million for the years ended December 31, 2002, 2001 and 2000 respectively. The increase in the provision for loan losses for 2002 compared to 2001 was primarily due to a $1.6 million charge-off on a single commercial credit, and to provide for the growth in the loan portfolio. Provisions result from management's continuing internal review of the loan portfolio as well as its judgment as to the adequacy of the reserves in light of the condition of the regional real estate market and the economy generally. As a result of expected ongoing loan growth, there is likewise an expectation that the Bank will continue to find it necessary to make provisions for loan losses in the future. See "Financial Condition - Non-Performing Assets".

The Bank's total allowance for loan losses was $14.5 million or 465.4% of non-accruing loans at December 31, 2002 compared to $12.8 million or 304.3% at December 31, 2001 and $12.7 million or 483.5% at December 31, 2000.

Noninterest Income

Noninterest income consists of net gains from sales of securities, net gains from sales of loans and loan servicing rights, fee and other noninterest income.

Noninterest income increased $2.0 million (22.7%) to $10.9 million for the year ended December 31, 2002 compared to $8.9 million in 2001. The increase is primarily attributable to an increase in fee income associated with loans and deposits, income from additional bank owned life insurance purchased during the first quarter of 2002, and approximately $600 thousand of income relating to the settlement of an outstanding state income tax issue.

Noninterest income increased $1.1 million (13.6%) to $8.9 million for the year ended December 31, 2001 compared to $7.8 million in 2000. The increase is primarily attributable to an increase in fee income associated with loans and deposits.

Noninterest Expenses

Noninterest expenses increased by $106 thousand (.3%) to $33.9 million for the year ended December 31, 2002 compared to $33.8 million in 2001. The majority of this increase is attributable to higher salary and benefit costs.

Salaries and employee benefits increased by $1.3 million (7.8%) to $18.3 million for the year ended December 31, 2002 from $16.9 million in 2001. Salaries increased $675 thousand or 5.4% while benefits and other personnel costs increased $646 thousand or 14.6% as compared to 2001. At December 31, 2002 the Bank had 323 full-time equivalent employees as compared to 319 at December 31, 2001. The increase in benefit costs are primarily due to higher pension costs and medical insurance premiums.

All other operating expenses decreased $1.2 million (7.2%) to $15.6 million for the year ended December 31, 2002 as compared to $16.9 million in 2001. This decrease is primarily due to the elimination of goodwill amortization of $1.0 million resulting from the adoption of SFAS Numbers 142 and 147, and reduced expenses associated with foreclosed assets.

Minority interest expense increased $458,000 or 28.8% to $2.0 million in 2002 as compared to $1.6 million in 2001 due to the issuance of $15 million in additional trust preferred securities during the third quarter of 2001, offset slightly by the repricing of the cost associated with the $15 million of trust-preferred securities issued in 2001.

Noninterest expenses increased by $2.0 million (6.4%) to $33.8 million for the year ended December 31, 2001 compared to $31.7 million in 2000. The majority of this increase is attributable to higher salary and benefit costs.

Salaries and employee benefits increased by $1.5 million or 9.7% to $16.9 million for the year ended December 31, 2001 from $15.4 million in 2000. Salaries increased $1.3 million or 8.9% from 2000. At December 31, 2001, the Bank had 319 full-time equivalent employees as compared to 311 at December 31, 2000. Partially offsetting the increase in salaries expense was $614 thousand related to a change in the estimate of certain pension benefits in the fourth quarter of 2000. Benefits costs increased $245 thousand or 18.5% compared to 2000 primarily due to higher other pension costs and medical insurance premiums.

All other operating expenses increased $552,000 or 3.4% to $16.9 million for the year ended December 31, 2001 as compared to $16.3 million in 2000. This increase is primarily due to additional information processing expenses and increased costs associated with problem assets.

Minority interest expense increased by $722,000 or 83.2% to $1.6 million for the year ended December 31, 2001 as compared to $868,000 in 2000 due to the issuance of $15 million of additional trust preferred securities during the third quarter of 2001.

Income Taxes

The provision for income taxes amounted to $11.2 million in 2002 compared to provisions of $10.1 million and $8.7 million recorded in 2001 and 2000, respectively. The effective tax rate in 2002 is comparable to the effective tax rates for 2001 and 2000. The effective rate differs from the statutory rate primarily as a result of the amortization of goodwill and state taxes.

FINANCIAL CONDITION

Total assets increased by $183.6 million or 11.5% to $1.8 billion at December 31, 2002 compared to $1.6 billion at December 31, 2001.

Loans

At December 31, 2002, the loan portfolio, excluding the allowance for loan losses, and including mortgage loans held-for-sale, was $1,136 million, representing 64.0% of total assets. This is an increase of $83.3 million or 7.9% when compared to $1,053 million or 66.1% of total assets at December 31, 2001. See Item 1 - "Business - Lending Activities - General" for a table setting forth the composition of the loan portfolio of the Bank at the end of each of the past five years.

Nonperforming Assets

Nonperforming assets consist of nonaccruing and restructured loans (including impaired loans), and foreclosed property. Nonperforming assets totaled $4.3 million at December 31, 2002, compared to $4.6 million at December 31, 2001 and $2.6 million at December 31, 2000.

The Bank's general practice is to discontinue the accrual of interest on loans (including impaired loans) for which payment of interest or principal is ninety days or more past due or for such other loans as considered necessary by management if collection of interest and principal is doubtful. When a loan is placed on nonaccrual status, all previously accrued but uncollected interest is reversed against current period interest income.

There were no restructured loans at December 31, 2002, 2001, and 2000.

The additional amount of interest that would have been earned had the nonaccrual and restructured loans performed in accordance with original terms and conditions was $370,000, $458,000 and $103,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The actual amount of interest recorded on the nonaccrual and restructured loans for 2002 totaled $190,000.

Foreclosed property at December 31, 2002 totaled $1.2 million and primarily consisted of repossessed aircraft. At December 31, 2001, foreclosed property primarily consisted of repossessed automobiles.

At December 31, 2002, the recorded investment in loans that are considered to be impaired totaled $1.0 million with a related valuation allowance for loan losses of $105,000, compared to impaired loans of $948,000 with a related valuation allowance of $181,000 at December 31, 2001.

The average recorded investment in impaired loans was approximately $1.1 million in 2002, $225,000 in 2001 and $394,000 in 2000. The additional amount of interest that would have been earned during 2002 had the impaired loans performed in accordance with original terms totaled $231,000. Interest income recognized on impaired loans, using the cash basis of income recognition, amounted to approximately $107,000 for the year ended December 31, 2002 compared to $57,000 in 2001 and $123,000 in 2000.

The following table shows the composition of nonperforming assets for the five years ended December 31, 2002:

	2002	2001	2000	1999	1998
			(Dollars in thousands)		
Nonaccruing loans:					
Real estate	$ 143	$ 220	$ 649	$ 1,422	$ 3,260
Other	2,962	3,972	1,981	1,700	1,792
Restructured loans	-	-	-	303	447
Total nonaccruing loans	3,105	4,192	2,630	3,425	5,499
Foreclosed property	1,198	417	3	447	575
Total nonperforming assets	$ 4,303	$ 4,609	$ 2,633	$ 3,872	$ 6,074
Percentage of nonperforming to total assets	0.24 %	0.29 %	0.17 %	0.28 %	0.49 %
Percentage of allowance for loan losses to nonaccruing loans	465.4 %	304.3 %	483.5 %	331.1 %	204.8 %

The following table summarizes the activity of foreclosed property during the year ended December 31, 2002:

	Residential Real Estate	Construction Real Estate	Commercial Real Estate	Other Repossessed Assets	Total
			(Dollars in Thousands)		
Balance at beginning of year	$ -	$ -	$ -	$ 417	$ 417
Transfer from loans	-	-	-	4,289	4,289
Net gains (losses)	-	-	-	(120)	(120)
Sales	-	-	-	(3,388)	(3,388)
Balance at end of year	$ -	$ -	$ -	$ 1,198	$ 1,198

Allowance for Loan Losses

The allowance for loan losses is maintained at a level determined by management to be adequate to provide for probable losses inherent in the loan portfolio. The allowance for loan losses is maintained through the provision for loan losses, which is a charge to operations. The potential for loss in the portfolio reflects the risks and uncertainties inherent in the extension of credit.

The determination of the adequacy of the allowance for loan losses is based upon management's assessment of risk elements in the portfolio, factors affecting loan quality and assumptions about the economic environment in which the Company operates. The process includes identification and analysis of loss potential in various portfolio segments utilizing a credit risk grading process and specific reviews and evaluations of significant individual problem credits. In addition, management reviews overall portfolio quality through an analysis of current levels and trends in charge-off, delinquency and nonaccruing loan data, collateral values, economic conditions and their effect on borrowers, and the overall-banking environment. These reviews are of necessity dependent upon estimates, appraisals and judgements, which may change because of changing economic conditions and the Company's perception as to how these factors may affect the financial condition of debtors.

The methodology for assessing the appropriateness of the allowance consists of a review of the following key elements:

- a formula allowance for the various loan portfolio classifications,
- a valuation allowance for loans identified as impaired, and
- a nonspecific allowance.

The formula allowance is a percentage-based reflection of historical loss experience and assigns required allowance allocations by loan classification based on an estimated percentage of all outstanding loan balances. The formula allowance employs a risk-rating model that grades loans based on general characteristics of credit quality and relative risk. As credit quality becomes more suspect, so-called "watch list" loans, the risk rating and required allocation percentage increase. The sum of these allocations comprise the Company's "formula" or "general" allowance.

The Company also has "valuation" allowances for impaired loans. Loans are evaluated for impairment by measuring the net present value of the expected future cash flows using the loan's original effective interest rate, or looking at the fair value of the collateral if the loan is collateral dependent. When the difference between the net present value of a loan (or fair value of the collateral if the loan is collateral dependent) is lower than the recorded investment of the loan, the difference is reflected with a resulting "valuation" allowance.

In addition to the formula and valuation components, there is a nonspecific allowance component that takes into consideration the imprecise nature of the loan loss estimation process and various other factors as discussed below. This component's adequacy is also based upon management's evaluation of various factors, the effects of which are not directly measured by utilizing the formula and valuation allowances. The evaluation of the inherent loss resulting from these factors involves a higher degree of uncertainty because they are not identified with specific problem credits or portfolio segments. The factors evaluated in connection with the nonspecific allowance include the following:

- the then-existing general economic and business conditions affecting the Company's key lending areas,
- credit quality trends, including trends in nonperforming loans expected to result from existing conditions,
- collateral values,
- loan volumes and concentrations,
- seasoning of the loan portfolio,
- specific industry conditions within portfolio segments,
- recent loss experience in particular segments of the portfolio,
- duration of the current business cycle.

When an evaluation of these conditions signifies a change in the level of risk, the Company adjusts the non-specific allowance. Periodic credit reviews enable further adjustment to the allowance through the risk rating of loans and identification of loans requiring a valuation allowance. In addition, the formula model is designed to be self-correcting by taking into account recent loss experience.

The annual provision for loan losses is set based on the aforementioned factors. Although the Company realized total loan growth of $83.3 million or 7.9% during 2002, there were no significant changes in loan concentrations, loan quality or loan terms during the period. Estimation methods and assumptions affecting the allowance for loan losses remained unchanged from those used in prior periods. There was no significant reallocation of the allowance for loan losses among the various segments of the portfolio.

The following table summarizes the activity in the allowance for loan losses for the five years ended December 31, 2002:

	2002	2001	2000	1999	1998
		(Dollars in thousands)			
Balance at beginning of year	$ 12,758	$ 12,716	$ 11,339	$ 11,261	$ 10,570
Acquired allowance - branch acquisition	-	-	-	-	765
Provision for loan losses	8,048	5,100	3,710	2,400	1,440
Charge-offs:					
Mortgage	(18)	-	(16)	(396)	(709)
Construction	-	-	(24)	(10)	-
Owner-occupied commercial real estate	-	(8)	(3)	-	-
Commercial	(2,287)	(1,486)	(113)	(607)	(726)
Consumer	(4,787)	(4,029)	(2,663)	(2,221)	(2,111)
Total charge-offs	(7,092)	(5,523)	(2,819)	(3,234)	(3,546)
Recoveries:					
Mortgage	33	33	118	604	1,288
Construction	-	-	17	4	12
Owner-occupied commercial real estate	-	52	20	-	-
Commercial	24	55	61	84	578
Consumer	681	325	270	220	154
Total recoveries	738	465	486	912	2,032
Net charge-offs	(6,354)	(5,058)	(2,333)	(2,322)	(1,514)
Balance at end of year	$ 14,452	$ 12,758	$ 12,716	$ 11,339	$ 11,261
Total loans at end of year *	$ 1,136,394	$ 1,053,105	$ 970,353	$ 812,285	$ 733,883
Average loans for the year *	1,098,898	1,019,248	900,442	764,400	739,091
Allowance to loans ratio	1.27 %	1.21 %	1.31 %	1.40 %	1.53 %
Net charge-offs to average loans ratio	0.58 %	0.50 %	0.26 %	0.30 %	0.20 %

* Includes loans held for sale.

The following table summarizes the allocation of the allowance for loan losses for the following periods:

	December 31,							
	2002		2001		2000		1999	
	Allowance Amount	Percent of Loans in Category To Total Loans	Allowance Amount	Percent of Loans in Category To Total Loans	Allowance Amount	Percent of Loans in Category To Total Loans	Allowance Amount	Percent of Loans in Category To Total Loans
	(Dollars in thousands)							
Residential Real Estate	$ 210	5.9 %	$ 384	8.2 %	$ 808	12.4 %	$ 1,289	17.7 %
Commercial Real Estate	2,075	17.2	1,907	15.4	1,555	12.6	1,679	13.7
Construction	636	5.6	759	6.7	947	9.7	535	6.3
Owner Occupied Commercial Real Estate	759	6.7	749	7.1	688	7.1	635	7.8
Commercial Loans	1,806	10.3	1,771	11.4	1,575	12	1,192	12.1
Aircraft Loans	1,402	19.1	1,086	18.7	799	16.5	535	13.2
Consumer Loans	4,185	35.2	3,601	32.5	3,688	29.7	2,907	29.2
Unallocated	3,379	-	2,501	-	2,656	-	2,567	-
Total Allowance for Loan Losses	$ 14,452	100 %	$ 12,758	100 %	$ 12,716	100 %	$ 11,339	100 %

The entire allowance for loan losses is available to absorb losses in any loan category. Allocation data as of December 31, 1998 was not available and is therefore not provided.

Investments

At December 31, 2002, the Company's investment portfolio, consisting of short-term investments, investment securities, mortgage-backed securities, Federal Home Loan Bank ("FHLB") stock and Savings Bank Life Insurance Company of Massachusetts stock, totaled $472.0 million or 26.6% of assets, compared to $427.0 million or 26.8% of assets at December 31, 2001. The portfolio included U.S. government and agency obligations having a book value of $57.2 million and mortgage-backed securities with a book value of $275.1 million. Interest and dividend income on the Company's investment portfolio, which amounted to $23.2 million, generated 21.9% of total interest and dividend income for the year ended December 31, 2002.

To identify and control risks associated with the investment portfolio, the Company has established policies and procedures, which include stop loss limits and stress testing on a periodic basis.

The Company does not have any investments in off-balance-sheet financial instruments, except as noted in Note 12 to the consolidated financial statements included in response to Item 8 – "Financial Statements and Supplementary Data" of this report.

The following table sets forth the composition of the investment portfolio for the years indicated:

	2002	2001	2000
	(Dollars in thousands)		
Short-term investments:			
Interest bearing deposits	$ 147	$ 146	$ 141
Auction rate preferred stock	30,000	-	-
Federal funds sold	95,483	12,387	2,833
Total short-term investments	125,630	12,533	2,974
Investment securities available-for-sale:			
U.S. government & agency obligations	47,483	62,482	121,828
Mortgage-backed securities	275,128	328,922	317,176
Other bonds and obligations	9,810	9,147	344
Total investment securities available for sale	332,421	400,551	439,348
Stock in Federal Home Loan Bank of Boston	12,771	12,771	12,771
Stock in Savings Bank Life Insurance Company	1,194	1,194	1,194
	$ 472,016	$ 427,049	$ 456,287
Percent of total assets	26.6%	26.8%	30.0%

For further information regarding the Company's investment portfolio, including information regarding amortized cost and fair value as of December 31, 2002, see notes 1, 2 and 20 to the Company's consolidated financial statements included in response to Item 8 hereof.

Set forth below is a breakdown of yields and contractual maturities for the amortized cost of indicated investment securities at December 31, 2002:

		U.S government and agency obligations		Other bonds and obligations		Mortgage-backed securities		Total
				(Dollars in thousands)				
Due in 1 year or less:								
Amount	$	5,032	$	-	$	112,122	$	117,154
Yield		5.51%		0.00%		5.20%		5.21%
Due from 1 to 2 years:								
Amount	$	34	$	-	$	34,280	$	34,314
Yield		2.46%		0.00%		6.25%		6.25%
Due from 2 to 3 years:								
Amount	$	35	$	-	$	18,038	$	18,073
Yield		2.46%		0.00%		5.74%		5.73%
Due from 3 to 5 years:								
Amount	$	15,072	$	2,661	$	25,387	$	43,120
Yield		7.00%		4.01%		5.89%		6.16%
Due from 5 to 10 years:								
Amount	$	25,196	$	5,747	$	52,073	$	83,016
Yield		6.40%		4.13%		5.21%		5.50%
Due after 10 years:								
Amount	$	260	$	842	$	25,140	$	26,242
Yield		2.40%		4.47%		4.94%		4.90%
Total:								
Amount	$	45,629	$	9,250	$	267,040	$	321,919
Yield		6.47%		4.13%		5.41%		5.53%

Expected maturities may differ from contractual maturities because issuers of these securities may have the right to call or prepay obligations with or without penalties.

Bank Owned Life Insurance

In 2002 and 2001, the Company purchased $10 million and $15 million, respectively, of Bank owned life insurance ("BOLI"). BOLI provides life insurance on the lives of certain employees and the Company is the beneficiary of the insurance. The value of this life insurance was $28.8 million and $17.3 million at December 31, 2002 and 2001, respectively. The Company recorded income from BOLI of $1.5 million and $1.0 million in 2002 and 2001, respectively.

Deposits

Deposits have historically been the Bank's primary source of funds for lending and investment activities. Deposit flows vary significantly and are influenced by prevailing interest rates, market conditions, economic conditions and competition. At December 31, 2002 the Bank had total deposits of $1,380.6 million, representing a net increase of $163.5 million or 13.4% compared to $1,217.2 million at December 31, 2001.

While deposit flows are unpredictable by nature, the Bank attempts to manage its deposits through selective pricing. Due to the uncertainty of market conditions, it is not possible for the Bank to predict how aggressively it will compete for deposits in the future or the likely effect of any such decision on deposit levels, interest expense and net interest income.

Borrowed Funds

The primary source of the Bank's borrowings is the Federal Home Loan Bank of Boston ("FHLB"). The Bank also utilizes other short-term borrowings, generally with maturities of less than three months, as an additional source of funds. These other short-term borrowings are secured by U.S. government and agency securities. Borrowings are an alternative source of funds compared to deposits and totaled $207.4 million and $206.3 million at December 31, 2002 and 2001, respectively. Although the loan portfolio has continued to show growth during 2002 and 2001, the need to borrow funds was diminished by the continued growth in deposits and the cash flows resulting from the decrease in the investment portfolio.

The following table summarizes the maximum and average amounts of borrowings outstanding, the majority of which are long term, during 2002, 2001 and 2000 together with the weighted average interest rates thereon:

	For the Year Ended December 31, 2002			At December 31, 2002	
	Maximum Amount Outstanding	Average Amount Outstanding	Weighted Average Interest Rate	Amount Outstanding	Weighted Average Interest Rate
	(Dollars in thousands)				
FHLB Borrowings	$ 170,485	$ 170,451	5.28 %	$ 170,418	5.22 %
Other Short-term Borrowings	46,628	37,492	1.54	36,990	1.11

	For the Year Ended December 31, 2001			At December 31, 2001	
	Maximum Amount Outstanding	Average Amount Outstanding	Weighted Average Interest Rate	Amount Outstanding	Weighted Average Interest Rate
	(Dollars in thousands)				
FHLB Borrowings	$ 240,426	$ 203,889	5.55 %	$ 170,491	5.22 %
Other Short-term Borrowings	43,886	40,138	3.47	35,784	1.71

	For the Year Ended December 31, 2000			At December 31, 2000	
	Maximum Amount Outstanding	Average Amount Outstanding	Weighted Average Interest Rate	Amount Outstanding	Weighted Average Interest Rate
	(Dollars in thousands)				
FHLB Borrowings	$ 255,414	$ 224,591	6.30 %	$ 221,455	6.15 %
Other Short-term Borrowings	54,694	38,747	5.04	45,954	5.40

Company-Obligated Mandatorily Redeemable Trust Preferred Securities of Subsidiary Trust Holding Solely Junior Subordinated Debentures of the Company

In 2000 and 2001 the Company formed First Essex Capital Trust I ("Trust I") and First Essex Capital Statutory Trust II ("Trust II"), respectively, for the purpose of issuing trust preferred securities and investing the proceeds of the sale of these securities in junior subordinated debentures issued by the Company. Under regulatory capital requirements, trust preferred securities, within certain limitations, qualify as Tier I and Tier II capital.

The interest expense associated with the trust preferred securities is reported as Minority Interest Expense on the Consolidated Statements of Income. Trust Preferred Securities totaled $24.4 million and $24.3 million at December 31, 2002 and 2001, respectively, and are reported as Company-Obligated Mandatorily Redeemable Trust Preferred Securities of Subsidiary Trust Holding Solely Junior Subordinated Debentures of the Company in the Consolidated Balance Sheets. Minority Interest Expense was $2.0 million, $1.6 million and $0.9 million for 2002, 2001 and 2000, respectively.

In March of 2003, the FASB is expected to issue a draft statement establishing standards for issuers' classification of liabilities in the statement of financial position of financial instruments that have characteristics of both liabilities and equity. If this statement is adopted as currently proposed, the Company will be required to reclassify its Company-Obligated Madatorily Redeemable Trust Preferred Securities of Subsidiary Trust Holding Solely Junior Subordinated Debentures of the Company to borrowings. Currently, the trust preferred securities, or junior subordinated debentures, are classified as a separate line item between total liabilities and shareholders' equity on the consolidated balance sheet. In addition, the interest cost on the trust preferred securities, which currently considered minority interest on the consolidated statement of operations, will become interest on borrowings. These reclassifications, in and of themselves, will have no impact to the results of operations.

ASSET/LIABILITY MANAGEMENT

The Bank's asset/liability management strategy is designed to increase net interest income and provide adequate earnings in expected future interest rate environments. As part of this strategy, a balance is sought between the repricing characteristics of its earning assets and funding sources while maximizing the spread between interest income and expense. The Bank adjusts the level of its liquid assets and the mix of its loans and investments based on management's judgment as to the quality of specific investment opportunities and the relative attractiveness of their maturities and yields.

The Bank generally writes substantially all newly originated residential loans to meet the requirements for sale in the secondary market. During 2002, the Bank originated $102.7 million and sold $99.3 million of these residential loans, servicing released. As a result of this strategy, residential loans decreased by $19.0 million during the year due primarily to balance reductions attributable to refinancings on portfolio loans.

The Bank's commercial real estate, construction, consumer, aircraft and commercial business lending programs also provide opportunities to better match the interest rate sensitivity of its loan portfolio and liabilities due to the adjustable rate or short term characteristics of these types of loans. These types of loans increased by $102.3 million during the year. Total loans increased by $83.3 million during the year.

During 2002, funds provided by a $68.1 million decrease in investments and a $163.5 million increase in deposits were used to fund the growth in the loan portfolio.

Deposits increased by $163.5 million in 2002. The Bank maintains an aggressive marketing campaign for core deposit products, which resulted in the increase in the balances of these products during 2002.

It is management's opinion that interest rates will continue to exhibit volatility. With this in mind, the Bank will continue to follow a strategy that seeks to achieve a balance in the repricing characteristics of its assets and liabilities and provide adequate earnings in a variety of interest rate environments.

MARKET RISK

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates/prices such as interest rates, foreign currency exchange rates, commodity prices and equity prices. The Company's primary market risk exposure is interest rate risk. The ongoing monitoring and management of this risk is an important component of the Company's asset/liability management process which is governed by policies established by its Board of Directors that are reviewed and approved annually. The Board of Directors delegates responsibility for carrying out the asset/liability management policies to the Asset/Liability Committee ("ALCO"). In this capacity ALCO develops guidelines and strategies impacting the Company's asset/liability management related activities based upon estimated market risk sensitivity, policy limits and overall market interest rate levels/trends.

Interest Rate Risk

Interest rate risk represents the sensitivity of earnings to changes in market interest rates. As interest rates change, the interest income and expense streams associated with the Company's financial instruments also change thereby impacting net interest income (NII), the primary component of the Company's earnings. ALCO utilizes the results of a detailed and dynamic simulation model to quantify the estimated exposure of NII to sustained interest rate changes. While ALCO routinely monitors simulated NII sensitivity over a rolling two-year horizon, it also utilizes additional tools to monitor potential longer-term interest rate risk.

The simulation model captures the impact of changing interest rates and the interest income received and interest expense paid on all assets and liabilities reflected on the Company's balance sheet. This sensitivity analysis is compared to ALCO policy limits which specify a maximum tolerance level for NII exposure over a one year horizon, assuming no balance sheet growth, given both a 200 basis point (bp) upward and a 100 (bp) downward shift in interest rates. A parallel and pro rata shift in rates over a 12-month period is assumed. The following reflects the Company's NII sensitivity analysis as of December 31, 2002, which is within ALCO policy limits:

Rate Change	Estimated NII Sensitivity
+ 200 bp	-0.06%
- 100 bp	-1.04%

The preceding sensitivity analysis does not represent a Company forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions including: the nature and timing of interest rate levels including yield curve shape, prepayments on loan and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cashflows, and others. While assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances as to the predictive nature of these assumptions including how a customer preferences of competitor influences might change.

Also, as market conditions vary from those assumed in the sensitivity analysis, actual results will also differ due to: prepayment/refinancing levels likely deviating from those assumed, the varying impact of interest rate change caps or floors on adjustable rate assets, the potential effect of changing debt service levels on customers with adjustable rate loans, depositor early withdrawals and product preference changes, and other internal/external variables. Furthermore, the sensitivity analysis does not reflect actions that ALCO might take in responding to or anticipating changes in interest rates.

The following table sets forth the maturity and repricing information relating to rate sensitive assets and liabilities at December 31, 2002. Fixed-rate investment securities, fixed rate mortgage-backed investments, fixed rate loans, loans held for sale, short-term investments, and other earning assets are shown in the table in the time period corresponding to computed principal amortization based on their respective contractual maturity. Adjustable rate investment securities, adjustable rate mortgage-backed investments, and adjustable rate loans are allocated to the period in which the rates are next adjusted. The table reflects an "expected" prepayment assumption on residential loans and mortgage-backed investments. Certificates of deposit and borrowed funds are shown in the table in the time period based on their respective contractual maturity. Money market deposit accounts and anniversary savings accounts are not subject to contractual interest rate adjustments, however, these products are generally more interest rate sensitive and are assumed to reprice within the 1-180 day time period. Regular savings and NOW accounts ("other deposits") are assumed to reprice within the 5 years + period. These deposit products are not subject to contractual interest rate adjustments either, however, the Bank believes that these deposits are less interest rate sensitive over long periods of time.

	December 31, 2002					
	1-180 Days	181-365 Days	1-3 Years	3-5 Years	5+ Years	Total
	(Dollars in thousands)					
Interest-earning assets:						
Short-term investments	$ 125,630	$ -	$ -	$ -	$ -	$ 125,630
Investment securities	20,200	17	69	17,733	33,239	71,258
Mortgage-backed securities	88,270	45,540	27,751	38,953	74,614	275,128
Loans held for sale	7,684	-	-	-	-	7,684
Fixed rate loans	64,959	63,314	92,860	317,860	200,032	739,025
Adjustable rate loans	205,423	49,403	25,741	100,891	8,227	389,685
Other earning assets	-	-	-	-	17,840	17,840
Total rate sensitive assets	512,166	158,274	146,421	475,437	333,952	1,626,250
Interest-bearing liabilities:						
Money market deposit accounts	219,435	-	-	-	-	219,435
Certificates of deposit	232,323	133,959	90,317	121,153	13,203	590,955
Other deposits	228,920	-	-	-	195,791	424,711
Borrowed funds	43,990	40,500	63	-	122,855	207,408
Total rate sensitive liabilities	724,668	174,459	90,380	121,153	331,849	1,442,509
Excess (deficiency) of interest sensitive assets over interest sensitive liabilities	$ (212,502)	$ (16,185)	$ 56,041	$ 354,284	$ 2,103	$ 183,741
Cumulative excess (deficiency) of interest sensitive assets over interest sensitive liabilities	$ (212,502)	$ (228,687)	$ (172,645)	$ 181,639	$ 183,741	
Cumulative excess (deficiency) percentage of total assets	(11.97) %	(12.88) %	(9.72) %	10.23 %	10.35 %	

The following table reflects the scheduled maturities of selected loans at December 31, 2002:

	One Year or Less	Over One Through Five Years	Over Five Years	Total
		(Dollars in thousands)		
Construction loans	$ 31,167	$ 28,252	$ 3,853	$ 63,272
Owner-occupied commercial real estate	7,843	21,241	46,802	75,886
Commercial loans	34,035	61,488	22,026	117,549
Total	$ 73,045	$ 110,981	$ 72,681	$ 256,707

A summary of the above categories of loans due after one year as to the rate variability follows (dollars in thousands):

With predetermined rates	$ 48,418
With floating or adjustable rates	135,244
Total maturing or repricing after one year	$ 183,662

LIQUIDITY AND CAPITAL RESOURCES

The Bank's principal sources of liquidity are customer deposits, borrowings, other short-term borrowings, scheduled amortization and prepayments of loan principal, cash flow from operations, maturities and prepayments of various investments and loan sales.

Management believes it is prudent to maintain an investment portfolio that not only provides a source of interest income, but also provides a potential source of liquidity to meet lending demand and deposit outflows. The Bank adjusts the level of its liquid assets and the mix of its loans and investments based upon management's judgment as to the quality of specific investment opportunities and the relative attractiveness of their maturities and yields. At December 31, 2002, short-term investments, bonds and obligations and mortgage-backed investments totaled $472.0 million, 59.2% of which either matures or is estimated to be prepaid within one year. At December 31, 2001, short-term investments, bonds and obligations and mortgage backed investments totaled $427.0 million, 25.3% of which matured or were estimated to be prepaid within one year.

At December 31, 2002, the Company had $217.2 million in cash and cash equivalents as compared to $54.2 million at December 31, 2001. The Bank has benefited from the outflow of funds from the equity markets into insured deposit accounts.

At December 31, 2002, the Bank had total outstanding borrowings of $207.4 million, 40.7% of which matures within one year. At year-end 2001, the Bank had outstanding borrowings of $206.3 million, 17.3% of which matured within one year.

At December 31, 2002, the Bank had outstanding commitments to originate loans and unused balances on existing loans totaling $177.2 million, compared to $166.7 million in 2001. Management believes the sources of liquidity previously discussed are sufficient to meet its commitments.

As of December 31, 2002, the Bank is in compliance with and exceeds Federal regulatory capital requirements. The minimum standards to be considered adequately capitalized are (i) a total risk-based capital ratio of 8%, (ii) a Tier I risk-based capital ratio of 4% and (iii) a Tier I leverage capital ratio of 4%. At December 31, 2002, the Bank had a

Total risk-based capital ratio of 10.82%, a Tier 1 risk-based capital ratio of 9.79%, and a Tier I Capital ratio of 7.81%.

Contractual Obligations, Commitments, and Contingencies

The Company has entered into contractual obligations and commitments. The following tables summarize the Company's contractual cash obligations and other commitments at December 31, 2002:

	Payments Due-By Period				
Contractual Obligations	Total	Less than One Year	One Through Three Years	Four Through Five Years	After Five Years
			(Dollars in thousands)		
FHLB advances	$ 170,418	$ 47,500	$ 63	$ -	$ 122,855
Mandatorily redeemable trust preferred	25,000	-	-	-	25,000
Lease obligations	4,301	1,517	2,182	479	123
Other:					
TT&L	317	317	-	-	-
Customer Repo's	36,990	36,990	-	-	-
Total contractual cash obligations	$ 237,026	$ 86,324	$ 2,245	$ 479	$ 147,978

	Amount of Commitment Expiring-By Period				
Other Commitments	Total	Less than One Year	One To Three Years	Four To Five Years	After Five Years
			(Dollars in thousands)		
Lines of credit	$ 74,873	$ 35,173	$ 13,324	$ 604	$ 25,772
Standby letters of credit	27,474	4,952	6,706	11,959	3,857
Commitments to originate loans	59,678	52,926	5,353	-	1,399
Unadvanced portions of construction loans	42,681	20,288	10,587	-	11,806
Forward commitments to sell loans	12,174	12,174	-	-	-
Total Commitments	$ 216,880	$ 125,513	$ 35,970	$ 12,563	$ 42,834

Guarantees

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," considers standby letters of credit, excluding commercial letters of credit and other lines of credit, a guarantee of the Bank. The Bank enters into a standby letter of credit to guarantee performance of a customer to a third party. These guarantees are primarily issued to support our customers' financial and non-financial obligations. The credit risk involved is represented by the contractual amounts of the instruments. The Bank is required to make payments to the beneficiary of the letters of credit upon request by the beneficiary so long as all performance criteria have been met. At December 31, 2002 the maximum potential exposure amount of future payments is $27.3 million. The fair value of the guarantees is not considered material and is not reflected on the consolidated balance sheet of the Company.

Collateral obtained is determined based upon management's credit evaluation of the customer and may include cash, accounts receivable, inventory, property, plant, equipment, or income-producing real estate. If a letter of credit is drawn upon, the Bank demands payment from the customer and may create a loan. Of the Bank's maximum potential loss, $27.0 million is covered by collateral.

IMPACT OF INFLATION

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require measurements of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

An important concept in understanding the effect of inflation on financial institutions is the distinction between monetary and nonmonetary items. In a stable environment, monetary items are those assets and liabilities that are or will be converted into a fixed amount of dollars regardless of changes in prices. Examples of monetary items include cash, investment securities, loans, deposits and borrowings. Nonmonetary items are those assets and liabilities that gain or lose general purchasing power as a result of the relationships between specific prices for the items and price change levels. Examples of nonmonetary items include premises and equipment and real estate in foreclosure. If real estate values decrease sharply, the deflationary impact of changing prices of real estate securing loans foreclosed upon could significantly affect a financial institution's performance. Additionally, interest rates do not necessarily move in the same direction, or in the same magnitude, as the prices of goods and services as measured by the consumer price index. In a volatile interest rate environment, liquidity and the management of the maturity structure of assets and liabilities are critical in maintaining acceptable profitability levels.

RECENT ACCOUNTING PRONOUNCEMENTS

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment of disposal of long-lived assets and does not apply to goodwill or intangible assets that are not being amortized and certain other long-lived assets. This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30 "Reporting Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB Opinion No. 30"), for the disposal of a segment of a business (as previously defined in that Opinion). This Statement also amends Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 with early adoption encouraged. The Company adopted SFAS No. 144 on January 1, 2002. There was no material impact on the Company's financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145, among other things, addresses financial accounting and reporting of gains and losses from extinguishments of debt. SFAS No. 145 requires gains and losses resulting from the extinguishments of debt to be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30. This statement rescinds SFAS NO. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," and amends SFAS No. 13, "Accounting for Leases." SFAS No. 145 is effective for fiscal years beginning after May 15, 2002, with early application encouraged. The Company does not believe the adoption of this Statement will have a material impact on the Company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses the financial accounting and reporting for costs associated with exit or disposal activities. The statement supersedes Emerging Issues Task Force (EITF) Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not believe the adoption of this Statement will have a material impact on the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Companies are able to eliminate a "ramp-up" effect that the SFAS No. 123 transition rule creates in the year of adoption. Companies can choose to elect a method that will provide for comparability amongst years reported. In addition, this Statement amends the disclosure requirement of Statement 123 to require prominent disclosures in both annual and interim financial statements about the fair value based method of accounting for stock-based employee compensation and the effect of the method used on reported results. As of the date of this report, the Company is not considering adopting fair value based compensation of stock options.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Asset / Liability Management" in Item 7 hereof.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
FIRST ESSEX BANCORP, INC.:

We have audited the accompanying consolidated balance sheet of First Essex Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2001 and 2000 financial statements of the Company were audited by other auditors who have ceased operations. That auditors' report, dated January 18, 2002, was unqualified.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Essex Bancorp, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 5 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", and SFAS No. 147, "Acquisitions of Certain Financial Institutions".

KPMG LLP

Boston, Massachusetts
January 16, 2003

<u>REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS</u>

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

To the Board of Directors and Stockholders of
FIRST ESSEX BANCORP, INC.:

We have audited the accompanying consolidated balance sheets of First Essex Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Essex Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Boston, Massachusetts
January 18, 2002

FIRST ESSEX BANCORP, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,			
ASSETS	2002		2001	
	(Dollars in thousands)			
Cash and cash equivalents	$	217,158	$	54,237
Investment securities available-for-sale (Notes 2 and 8)		332,421		400,551
Stock in Savings Bank Life Insurance Company		1,194		1,194
Stock in Federal Home Loan Bank of Boston (Note 8)		12,771		12,771
Mortgage loans held-for-sale		7,684		4,202
Loans receivable, less allowance for loan losses of $14,452 and $12,758 (Note 3)		1,114,258		1,036,145
Accrued interest receivable		7,193		7,912
Foreclosed property		1,198		417
Bank premises and equipment (Note 4)		8,670		9,621
Goodwill (Note 5)		11,633		11,633
Core Deposit Intangible (Note 5)		3,661		5,062
Other assets (Notes 6 and 10)		58,089		48,574
	$	1,775,930	$	1,592,319
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Deposits (Note 7)	$	1,380,637	$	1,217,163
Borrowed funds (Note 8)		207,408		206,275
Mortgagors' escrow accounts		860		544
Other liabilities (Note 11)		18,690		18,864
Total liabilities		1,607,595		1,442,846
COMMITMENTS AND CONTINGENCIES (Note 12)				
Company-obligated mandatorily redeemable trust preferred securities of subsidiary trust holding solely junior subordinated debentures of the Company (Note 9)		24,409		24,279
STOCKHOLDERS' EQUITY (Notes 14 and 16)				
Serial preferred stock $.10 par value per share; 5,000,000 shares authorized, no shares issued				
Common stock $.10 par value per share; 25,000,000 shares authorized, 10,090,176 and 9,963,044 shares issued		1,009		996
Additional paid-in-capital		82,698		81,035
Retained earnings		77,365		63,782
Treasury stock, at cost, 2,429,300 shares		(23,535)		(23,535)
Accumulated other comprehensive income		6,389		2,916
Total stockholders' equity		143,926		125,194
	$	1,775,930	$	1,592,319

The accompanying notes are an integral part of these consolidated financial statements.

FIRST ESSEX BANCORP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,		
	2002	2001	2000
	(Dollars in thousands, except share and per share amounts)		
Interest and dividend income:			
Loans	$ 81,662	$ 86,448	$ 80,776
Investment securities available-for-sale	21,483	26,887	29,053
Other earning assets	1,067	1,063	1,058
Short term investments	1,718	1,250	722
Total interest and dividend income	105,930	115,648	111,609
Interest expense:			
Deposits	31,589	44,361	43,860
Borrowed funds	9,584	12,704	16,104
Total interest expense:	41,173	57,065	59,964
Net interest income	64,757	58,583	51,645
Provision for loan losses (Note 3)	8,048	5,100	3,710
Net interest income after provision for loan losses	56,709	53,483	47,935
Noninterest income:			
Net gain on sales of mortgage loans and mortgage servicing rights	1,594	1,383	1,328
Net loss on sales of investment securities	-	-	(18)
Loan fees	1,001	880	753
Other fee income	5,765	5,343	4,314
Other	2,524	1,266	1,435
Total noninterest income	10,884	8,872	7,812
Noninterest expense:			
Salaries and employee benefits	18,264	16,943	15,448
Buildings and equipment	4,814	4,692	4,572
Professional services	1,292	1,319	1,228
Information processing	3,030	2,897	2,632
Foreclosed asset expenses	159	652	397
Amortization of goodwill (Note 5)	-	1,036	1,014
Amortization of core deposit intangible (Note 5)	1,401	1,463	1,555
Other	4,939	4,791	4,900
Total noninterest expense	33,899	33,793	31,746
Minority Interest	2,048	1,590	868
Income before provision for income taxes	31,646	26,972	23,133
Provision for income taxes (Note 10)	11,183	10,122	8,665
Net income	$ 20,463	$ 16,850	$ 14,468
Earning per share - basic	$ 2.68	$ 2.27	$ 1.95
Earning per share - diluted	$ 2.57	$ 2.18	$ 1.90
Weighted average number of shares - basic	7,626,173	7,415,051	7,408,207
Weighted average number of shares - diluted	7,973,524	7,744,420	7,602,481

The accompanying notes are an integral part of these consolidated financial statements.

FIRST ESSEX BANCORP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2002, 2001 and 2000

(Dollars in thousands)

	Comprehensive Income	Common Stock	Additional Paid in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income/(Loss)	Total
Balance at December 31, 1999		$ 975	$ 77,851	$ 44,027	$ (19,244)	$ (12,031)	$ 91,578
Comprehensive income:							
Net income	$ 14,468	-	-	14,468	-	-	14,468
Other comprehensive income:							
Unrealized securities gains, net of $5,250 tax expense, arising during the period	9,190						
Less: reclassification adjustment for security losses included in net income, net of $7 tax expense	11						
Total other comprehensive income	9,201	-	-	-	-	9,201	9,201
Total comprehensive income	$ 23,669						
Cash dividends declared		-	-	(5,468)	-	-	(5,468)
Common stock repurchases		-	-	-	(4,291)	-	(4,291)
Stock options exercised		1	243	-	-	-	244
Balance at December 31, 2000		$ 976	$ 78,094	$ 53,027	$ (23,535)	$ (2,830)	$ 105,732
Comprehensive income:							
Net income	$ 16,850	-	-	16,850	-	-	16,850
Other comprehensive income:							
Unrealized securities gains, net of $3,606 tax expense, arising during the period	5,746						
Total other comprehensive income	5,746	-	-	-	-	5,746	5,746
Total comprehensive income	$ 22,596						
Cash dividends declared		-	-	(6,095)	-	-	(6,095)
Stock options exercised		20	2,498	-	-	-	2,518
Tax effect of stock options exercised		-	443	-	-	-	443
Balance at December 31, 2001		$ 996	$ 81,035	$ 63,782	$ (23,535)	$ 2,916	$ 125,194
Comprehensive income:							
Net income	$ 20,463	-	-	20,463	-	-	20,463
Other comprehensive income:							
Unrealized securities gains, net of $2,302 tax expense, arising during the period	3,473						
Total other comprehensive income	3,473	-	-	-	-	3,473	3,473
Total comprehensive income	$ 23,936						
Cash dividends declared		-	-	(6,880)	-	-	(6,880)
Stock options exercised		13	1,499	-	-	-	1,512
Tax effect of stock options exercised		-	164	-	-	-	164
Balance at December 31, 2002		$ 1,009	$ 82,698	$ 77,365	$ (23,535)	$ 6,389	$ 143,926

The accompanying notes are an integral part of these consolidated financial statements.

FIRST ESSEX BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Cash flows from operating activities:			
Net income	$ 20,463	$ 16,850	$ 14,468
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	8,048	5,100	3,710
Provision for depreciation and amortization	2,074	1,996	1,781
Gain (loss) on sale of foreclosed property	120	69	(23)
Write-down of foreclosed property	-	20	-
Amortization of investment securities discounts and premiums, net	979	500	482
Amortization of goodwill	-	1,036	1,014
Amortization of core deposit intangible	1,401	1,463	1,555
Benefit for deferred income taxes	(1,663)	(983)	(2,037)
Proceeds from sales of mortgage loans and mortgage servicing rights	100,852	88,933	52,282
Mortgage loans originated for sale	(102,740)	(89,985)	(48,705)
Realized losses on sales of investment securities	-	-	18
Realized gains on sales of mortgage loans and mortgage servicing rights, net	(1,594)	(1,383)	(1,328)
Decrease (increase) in accrued interest receivable	719	1,940	(1,180)
Increase in other assets	(7,852)	(4,840)	(2,359)
Increase (decrease) in other liabilities	(2,670)	5,011	(8,141)
Net cash provided by operating activities	18,137	25,727	11,537
Cash flows from investing activities:			
Proceeds from sales of available-for-sale securities	-	41	107
Proceeds from maturities and principal payments of available-for sale securities	133,287	103,086	43,150
Purchases of available-for-sale securities	(60,350)	(55,458)	(34,613)
Purchases of Federal Home Loan Bank stock	-	-	(786)
Redemption of Federal Home Loan Bank stock	-	-	8,000
Loans originated and purchased, net of principal collected	(90,450)	(89,635)	(164,814)
Proceeds from sales of foreclosed property	3,388	3,757	2,698
Purchases of bank premises and equipment	(993)	(1,723)	(909)
Net cash used in investing activities	(15,118)	(39,932)	(147,167)
Cash flows from financing activities:			
Net increase in demand deposits, NOW accounts and savings accounts	161,538	74,613	42,417
Net increase in term deposits	1,936	15,027	82,345
Net increase (decrease) in borrowed funds with maturities of three months or less	1,206	(32,170)	(44,396)
Proceeds from borrowed funds with maturities in excess of three months	-	87,000	420,596
Repayments of borrowed funds with maturities in excess of three months	(73)	(115,964)	(377,753)
Proceeds from the issuance of Company-obligated trust preferred securities of subsidiary trust holding soley junior subordinated debentures of the Company	-	14,520	9,660
Increase (decrease) in mortgagors' escrow accounts	316	(37)	(581)
Dividends paid	(6,697)	(5,905)	(5,369)
Stock options exercised	1,676	2,518	244
Common stock repurchases	-	-	(4,291)
Net cash provided by financing activities	159,902	39,602	122,872
Net increase (decrease) in cash and cash equivalents	162,921	25,397	(12,758)
Cash and cash equivalents at beginning of the year	54,237	28,840	41,598
Cash and cash equivalents at end of the year	$ 217,158	$ 54,237	$ 28,840

(continued)

FIRST ESSEX BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(continued)

	Years ended December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Supplemental disclosures of cash flow information:			
Interest paid during the year	$ 41,164	$ 57,359	$ 60,093
Income taxes paid during the year	12,593	11,236	9,890
Supplemental schedule of noncash financing and investing activities:			
Assets acquired through, or deeds in lieu of, foreclosure	4,289	4,260	2,231

The accompanying notes are an integral part of these consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of First Essex Bancorp, Inc. ("the Company"), and its subsidiaries, First Essex Bank ("the Bank"), First Essex Capital Trust I and First Essex Capital Statutory Trust II. All significant intercompany balances have been eliminated in consolidation.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Operating results in the future could vary from the amounts derived from management's estimates and assumptions. Material estimates that are particularly susceptible to significant changes in the near-term relate to the determination of the allowance for loan losses and income taxes.

INVESTMENT SECURITIES

Investments in debt securities may be classified as held-to maturity and measured at amortized cost only if the Company has the positive intent and ability to hold such securities to maturity. Investments in debt securities that are not classified as held-to-maturity and equity securities that have readily determinable fair values are classified as trading securities or available-for-sale securities. Trading securities are investments purchased and held principally for the purpose of selling in the near term; available-for-sale securities are investments not classified as trading or held-to-maturity. Unrealized holding gains and losses for trading securities are included in earnings; unrealized holding gains and losses for available-for-sale securities are reported in comprehensive income and as a separate component of stockholders' equity.

Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. The Company evaluates individual securities that have fair values below cost for six months or longer to determine if the decline in fair value is other than temporary.

Dividend and interest income, including amortization of premiums and discounts, is included in earnings for all categories of investment securities. Discounts and premiums related to debt securities are amortized using a method that approximates the level-yield method, adjusted for estimated prepayments in the case of mortgage-backed securities. Realized gains and losses on security transactions are computed using the specific identification method.

LOANS RECEIVABLE

Loans are stated at the amount of unpaid principal, net of the allowance for loan losses, unearned discounts and unearned net loan origination fees. Loan origination fees, discounts and certain direct loan origination costs are deferred and amortized as an adjustment to the related loan yield over the contractual life of the loan. When loans are sold or fully repaid, the unamortized fees, discounts and costs are recognized in income.

Interest on loans is included in income as earned based upon interest rates applied to unpaid principal. Interest is not accrued on loans 90 days or greater past due or on other loans when management believes collection is doubtful. Loans considered impaired, as defined below, are nonaccruing. When a loan is placed on nonaccrual status, all interest previously accrued and unpaid is reversed against current-period interest income.

A loan is impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. All loans are individually evaluated for impairment, except for smaller balance homogeneous residential and consumer loans which are evaluated in aggregate, according to the Bank's normal loan review process, including overall credit evaluation, nonaccrual status and payment experience. Loans identified as impaired are further evaluated to determine the estimated extent of impairment.

Impaired loans are measured based on the present value of expected future cash flows discounted at each loan's effective interest rate or, as a practical expedient, at each loan's observable market price or the fair value of the collateral if the loan is collateral-dependent. For collateral-dependent loans, the extent of impairment is the shortfall, if any, between the collateral value, less costs to dispose of such collateral, and the carrying value of the loan.

The allowance for loan losses is based on management's estimate of the amount required to reflect the risks in the loan portfolio, based on circumstances and conditions known or anticipated at each reporting date. The methodology for assessing the appropriateness of the allowance consists of a review of the following three key elements:

- a formula allowance for the various loan portfolio classifications,
- a valuation allowance for loans identified as impaired, and
- a nonspecific allowance.

The formula allowance is a percentage-based reflection of historical loss experience and assigns required allowance allocations by loan classification based on an estimated percentage of all outstanding loan balances. The formula allowance employs a risk-rating model that grades loans based on general characteristics of credit quality and relative risk. As credit quality becomes more suspect, so-called "watch list" loans, the risk rating and allocation percentage increase. The sum of these allocations comprise the Company's "formula" or "general" allowance.

The Company also has "valuation" allowances for impaired loans. When impaired loans are evaluated, if the difference between the net present value of the impaired loan (or fair value of the collateral if the loan is collateral-dependent) is lower than the recorded investment of the loan, the shortfall is reflected with a resulting "valuation" allowance.

In addition to the formula and valuation components, there is a nonspecific allowance component that takes into consideration the imprecise nature of the loan loss estimation process and various other factors as discussed below. It is further adjusted for qualitative factors including, among others, general economic and business conditions, credit quality trends, loan volumes and concentrations and specific industry conditions within portfolio segments.

There are inherent uncertainties with respect to the final outcome of loans and nonperforming loans. Because of these inherent uncertainties, actual losses may differ from the amounts reflected in these consolidated financial statements. Factors considered in evaluating the adequacy of the allowance include previous loss experience, current economic conditions and their effect on borrowers, the performance of individual loans in relation to contract terms, and the estimated fair values of underlying collateral. Losses are charged against the allowance when management believes the collectability of principal is doubtful.

Key elements of the above estimates, including assumptions used in independent appraisals, are dependent upon the economic conditions prevailing at the time of the estimates. Accordingly, uncertainty exists as to the final outcome of certain of the valuation judgments as a result of economic conditions in the region. The inherent uncertainties in the assumptions relative to projected sales prices or rental rates may result in the ultimate realization of amounts on certain loans that are significantly different from the amounts reflected in these consolidated financial statements. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additional provisions to the allowance for loan losses based on their judgements about information at the time of their examination.

FORECLOSED PROPERTY

Collateral acquired through foreclosure is recorded at the lower of cost or fair value, less estimated costs to sell, at the time of acquisition. The excess, if any, of the loan balance over the fair value of the property at the time of transfer from loans to foreclosed property is charged to the allowance for loan losses. Subsequent impairments in the fair value of foreclosed property are charged to expense in the period incurred. Net operating income or expense related to foreclosed property is included in noninterest expense in the accompanying consolidated statements of operations. Because of changing market conditions, there are inherent uncertainties in the assumptions with respect to the estimated fair value of foreclosed property. Because of these inherent uncertainties, the amount ultimately realized on foreclosed property may differ from the amounts reflected in the consolidated financial statements.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand, amounts due from banks, interest-bearing deposits, federal funds sold and investments with original maturities of less than three months.

BANK PREMISES AND EQUIPMENT

Real estate held for banking purposes, leasehold improvements and furniture and fixtures are stated at cost, less accumulated depreciation and amortization. Depreciation is computed principally on the straight-line method over estimated service lives. Amortization of leasehold improvements is computed on the straight-line method over the shorter of the estimated useful lives of the assets or related lease term. Expenditures for maintenance, repairs and renewals of minor items are charged to expense as incurred.

GOODWILL AND INTANGIBLE ASSETS

Intangible assets, comprised of goodwill and a core deposit premium, represent the excess of the purchase price over the fair value of net assets acquired in the acquisition of Finest Financial Corp. in 1996 and the 1998 acquisition of branches from another financial institution. The core deposit premium is being amortized over an eight-year period on an accelerated basis.

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." This statement addresses the method of identifying goodwill and other intangible assets acquired in a business combination and eliminated further amortization of non-SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," goodwill, subject to an annual evaluation of goodwill balances for impairment, or more often in certain circumstances. The Company has total goodwill that meets the criteria of SFAS No. 142 of $11.6 million at December 31, 2002.

On October 1, 2002, the Financial Accounting Standards Board ("FASB") released SFAS NO. 147, "Acquisitions of Certain Financial Institutions." The statement allows financial institutions that have certain unidentifiable intangible assets, that arose from business combinations where the fair value of liabilities assumed exceeded the fair value of assets acquired (so called SFAS No. 72 assets), to reclassify these assets to goodwill as of the later of the date of acquisition or the application date of SFAS No. 142, which for the Company was January 1, 2002. The reclassified goodwill is accounted for and reported, prospectively, as goodwill under SFAS No. 142. Any previously recognized amortization of such reclassified goodwill that was recorded subsequent to the adoption of SFAS No. 142 is reversed and the reclassified goodwill is restated to its value at the application date of SFAS No. 142; i.e., January 1, 2002. The reclassified goodwill is subject to the impairment provisions of SFAS No. 142.

The Company evaluated total goodwill upon the adoption of SFAS No. 142 and SFAS No. 147 concluding that there is no indication of impairment as determined using various fair value techniques including price to earnings and book value multiples.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets, including premises and equipment, for impairment whenever events or changes in business circumstances indicate that the remaining useful life may warrant revision or that the carrying amount of the long-lived asset may not be fully recoverable. If impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

INCOME TAXES

The Company records income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities. Deferred taxes are measured using enacted tax rates that are expected to be in effect when the amounts related to such temporary differences are realized or settled. The Company's deferred tax asset is reviewed quarterly and adjustments are recognized in the provision for income taxes based on management's judgments relating to realizability.

EARNINGS PER SHARE

Basic EPS amounts have been computed by dividing reported earnings available to common shareholders by the weighted average number of common shares outstanding during the year. Dilutive EPS amounts have been computed using the weighted average number of common shares and the dilutive potential common shares (stock options outstanding) outstanding during the year using the treasury stock method. Included in diluted EPS are 347,351, 329,369, and 194,274 dilutive potential common shares for 2002, 2001 and 2000, respectively. Excluded from diluted earnings per share were options to purchase 266,400 in 2000. These shares were excluded as the exercise price was greater than the average market price of the common shares during that year.

STOCK BASED COMPENSATION

The Company accounts for stock options at intrinsic value with disclosure of the effects of fair value accounting on net income and earnings per share on a pro forma basis. Had compensation costs for the stock option plans been determined using the fair value method based upon the Modified Black-Scholes American option model, the Company's 2002, 2001 and 2000 net income and earnings per share from operations would have been reduced to the following pro forma amounts:

	2002	2001	2000
	(Dollars in thousands, except per share amounts)		
Net income, as reported	$ 20,463	$ 16,850	$ 14,468
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(331)	(293)	(410)
Pro forma net income	$ 20,132	$ 16,557	$ 14,058
Basic EPS:			
As reported	$ 2.68	$ 2.27	$ 1.95
Pro forma	2.64	2.23	1.90
Diluted EPS:			
As reported	$ 2.57	$ 2.18	$ 1.90
Proforma	2.54	2.15	1.86

Pro forma compensation cost may not be representative of that in future years.

The fair value of each option grant is estimated on the date of grant using the Modified Black-Scholes American Option model with the following weighted average assumptions:

	2002	2001	2000
Weighted average expected life of options at grant	8 years	10 years	10 years
Weighted average risk-free interest rates at grant	5.16%	5.13%	6.26%
Weighted average dividend yield at grant	2.65%	3.71%	5.41%
Weighted average expected volatility at grant	27.76%	23.29%	23.29%

COMPREHENSIVE INCOME

Comprehensive income is the total of net income and all non-owner related changes in a company's equity including, among other things, unrealized gains and losses on investment securities classified as available-for-sale. Other comprehensive income refers to revenues, expenses, gains, and losses that under accounting principles generally accepted in the United States of America are included in comprehensive income but excluded from net income. Gains on investment securities that were realized and included in net income of the current period that also had been included in other comprehensive income as unrealized holding gains and losses in the period in which they arose are deducted or added back through other comprehensive income of the period in which they are included in net income to avoid including them in comprehensive income twice.

RECLASSIFICATIONS

Certain reclassifications have been made to the 2001 and 2000 consolidated financial statements to conform to the 2002 presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and does not apply to goodwill or intangible assets that are not being amortized and certain other long-lived assets. This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30 "Reporting Effects of Disposal of a Segment of a business and Extraordinary, Unusual and Infrequently Occuring Events and Transactions" ("APB Opinion No. 30") for the disposal of a segment of a business (as previously defined in that Opinion). This Statement also amends Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 with early adoption encouraged. The Company adopted SFAS No. 144 on January 1, 2002. There was no material impact on the Company's financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145, among other things, addresses financial accounting and reporting of gains and losses from extinguishments of debt. SFAS No. 145 requires gains and losses resulting from the extinguishments of debt to be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30. This statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," and amends SFAS No. 13, "Accounting for Leases." SFAS NO. 145 is effective for fiscal years beginning after May 15, 2002, with early application encouraged. The Company does not believe the adoption of this Statement will have a material impact on the Company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. The statement supersedes Emerging Issues Task Force (EITF) Issue No 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not believe the adoption of this Statement will have a material impact on the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Companies are able to eliminate a "ramp-up" effect that the SFAS No. 123 transition rule creates in the year of adoption. Companies can choose to elect a method that will provide for comparability amongst years reported. In addition, this Statement amends the disclosure requirement of Statement 123 to now require prominent disclosures in both annual and interim financial statements about the fair value based method of accounting for stock-based employee compensation and the effect of the method used on reported results. As of the date of this report, the Company is not considering adopting fair value based compensation of stock options.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," considers standby letters of credit, excluding commercial letters of credit and other lines of credit, a guarantee of the Bank. The Bank enters into a standby letter of credit to guarantee performance of a customer to a third party. These guarantees are primarily issued to support our customers' financial and non-financial obligations. The credit risk involved is represented by the contractual amounts of the instruments. The Bank is required to make payments to the beneficiary of the letters of credit upon request by the beneficiary so long as all performance criteria have been met. At December 31, 2002 the maximum potential exposure amount of future payments is $27.3 million. The fair value of the guarantees is not considered material and is not reflected on the consolidated balance sheet of the Company.

Collateral obtained is determined based upon management's credit evaluation of the customer and may include cash, accounts receivable, inventory, property, plant, equipment, or income-producing real estate. If a letter of credit is drawn upon, the Bank demands payment from the customer and may create a loan. Of the Bank's maximum potential loss, $27.1 million is covered by collateral.

2. INVESTMENT SECURITIES

Investment securities at December 31, 2002 and 2001 are as follows:

	2002				2001			
	Amortized	Unrealized		Fair	Amortized	Unrealized		Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
	(Dollars in thousands)							
Investment securities available for sale:								
U.S. government and agency obligations	$ 45,629	$ 1,855	$ -	$ 47,484	$ 60,628	$ 1,854	$ -	$ 62,482
Mortgage-backed securities	267,040	8,088	-	275,128	325,951	2,971	-	328,922
Other bonds and obligations	9,250	559	-	9,809	9,245	-	(98)	9,147
Total investment securities	$ 321,919	$ 10,502	$ -	$ 332,421	$ 395,824	$ 4,825	$ (98)	$ 400,551

At December 31, 2002 and 2001, U.S. government obligations and mortgage-backed securities with amortized costs of $53,290,000 and $61,480,000, respectively, and fair values of $56,664,000 and $62,296,000, respectively, were pledged to collateralize certain borrowings, deposit accounts and repurchase agreements.

At December 31, 2002, agency obligations with callable features had amortized costs of $40,000,000 and fair values of $41,766,000. Other bonds and obligations with callable features had amortized costs of $4,355,000 and fair values of $4,588,000.

For the year ended December 31, 2002 and December 31, 2001, there were no realized gains or losses from the sale of investment securities available for sale. For the year ended December 31, 2000, there were realized gross losses of $18,000 from the sale of investment securities available for sale.

The following table shows the maturity distribution of the amortized cost of the Company's investment securities at December 31, 2002:

	Less than 1 year	1-5 years	5-10 years	Greater than 10 years	Total
	(Dollars in thousands)				
Investment securities available-for-sale:					
U.S. government and agency obligations	$ 5,032	$ 15,142	$ 25,196	$ 259	$ 45,629
Mortgage-backed securities (1)	112,122	77,705	52,073	25,140	267,040
Other bonds and obligations	-	2,661	5,747	842	9,250
	$117,154	$ 95,508	$ 83,016	$ 26,241	$321,919

The following table shows the maturity distribution of the fair value of the Company's investment securities at December 31, 2002:

	Less than 1 year	1-5 years	5-10 years	Greater than 10 years	Total
			(Dollars in thousands)		
Investment securities available-for-sale:					
U.S. government and agency obligations	$ 5,121	$ 15,823	$ 26,280	$ 259	$ 47,483
Mortgage-backed securities (1)	114,505	81,321	53,822	25,480	275,128
Other bonds and obligations	-	2,842	6,096	872	9,810
	$ 119,626	$ 99,986	$ 86,198	$ 26,611	$ 332,421

(1) Maturities of mortgage-backed securities are based on contractual maturities with scheduled amortization based on expected prepayments. Actual maturities will differ from contractual maturities due to prepayments.

3. LOANS

Major classifications of loans at December 31, 2002 and 2001 follow:

	2002	2001
	(Dollars in thousands)	
Mortgage loans:		
Residential	$ 59,554	$ 82,003
Commercial	195,468	161,870
Construction	63,272	70,800
Total mortgage loans	318,294	314,673
Owner-occupied commercial real estate loans	75,886	74,825
Commercial loans	117,549	120,101
Aircraft loans	217,167	196,496
Consumer loans:		
Second Mortgage, Home Equity & Home Improvement	42,674	48,475
Automobile	353,778	290,829
Other consumer	3,362	3,504
Total consumer loans	399,814	342,808
Less:		
Allowance for loan losses	(14,452)	(12,758)
	$ 1,114,258	$ 1,036,145

The Company's lending activities are conducted principally in eastern Massachusetts and southern New Hampshire. The Company originates single family and multifamily residential loans, commercial real estate loans, commercial loans, aircraft loans, automobile loans and a variety of consumer loans. In addition, the Company originates loans for the construction of residential homes, multifamily properties, commercial real estate properties and land development.

A significant portion of the loans originated by the Company are collateralized by real estate. The ability and willingness of the single family residential and consumer borrowers to honor their repayment commitments are generally dependent on the level of overall economic activity within the geographic areas and real estate values. The ability and willingness of commercial real estate, commercial and construction loan borrowers to honor their repayment commitments are generally dependent on the health of the real estate economic sector in the borrowers' geographic areas, the borrowers' financial condition and the economy in general.

A summary of changes in the allowance for loan losses for the years ended December 31, 2002, 2001 and 2000 follows:

	2002	2001	2000
	(Dollars in thousands)		
Balance at beginning of year	$ 12,758	$ 12,716	$ 11,339
Provision for loan losses	8,048	5,100	3,710
Charge-offs	(7,092)	(5,523)	(2,819)
Recoveries	738	465	486
Balance at end of year	$ 14,452	$ 12,758	$ 12,716

The Company considers a loan impaired if it is 90 days or more past due as to principal or interest, or if management's credit risk assessment determines that it is probable that principal or interest will not be collected as contractually scheduled. In addition, loans that are restructured at market rates and comparable to loans with similar risks are considered impaired only in the year of the restructuring, so long as they continue to perform according to the restructured terms. Excluded from the impaired category, but otherwise considered nonaccruing loans, are small balance homogeneous loans that are ninety days or more past due. Small balance homogeneous loans include residential mortgage loans, residential construction loans to individuals (excluding builder construction loans) and consumer loans. The Company evaluates a loan's level of impairment by measuring the net present value of the expected future cash flows using the loan's original effective interest rate, or considering the fair value of the collateral if the loan is collateral dependent. When the difference between the net present value of the impaired loan (or fair value of the collateral if the loan is collateral dependent) is lower than the recorded investment of the loan, the difference is provided to expense with a resulting valuation allowance.

The following table indicates the recorded investment in nonperforming assets and the related valuation allowance for impaired loans:

	December 31, 2002		December 31, 2001	
	Recorded Investment	Impaired Loan Valuation Allowance (1)	Recorded Investment	Impaired Loan Valuation Allowance (1)
	(Dollars in thousands)			
Impaired Loans				
Requiring a valuation allowance	$ 105	$ 105	$ 181	$ 181
Not requiring a valuation allowance	935	-	767	-
	1,040	105	948	181
Restructured Loans	-	-	-	-
Total impaired	1,040	$ 105	948	$ 181
Residential mortgage	-		111	
Other	2,065		3,133	
Total nonaccruing loans	3,105		4,192	
Foreclosed property, net	1,198		417	
Total nonperforming assets	$ 4,303		$ 4,609	
Percentage of nonperforming assets to total assets	0.24%		0.29%	
Percentage of allowance for loan losses to non accruing loans	465.4%		304.3%	

(1) The valuation allowance for impaired loans is included in the allowance for loan losses on the balance sheet.

The average recorded investment in impaired loans was approximately $1.1 million in 2002, $225,000 in 2001 and $394,000 in 2000. The additional amount of interest that would have been earned during 2002 had the impaired loans performed in accordance with original terms totaled $231,000. Interest income recognized on impaired loans, using the cash basis of income recognition, amounted to approximately $107,000 for the year ended December 31, 2002 compared to $57,000 in 2001 and $123,000 in 2000.

The additional amount of interest that would have been earned had the nonaccrual and restructured loans performed in accordance with original terms and conditions was $370,000, $458,000 and $103,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The actual amount of interest recorded on the nonaccrual and restructured loans for 2002 totaled $190,000.

The maximum amount of aggregate loans to directors, executive officers and principal stockholders for the year ended December 31, 2002 was less than 5% of stockholders' equity.

At December 31, 2002 and 2001, the Bank was servicing loans sold to various other banks and entities on a nonrecourse basis (except as discussed in Note 12), in the amounts of $13,657,810 and $14,588,000, respectively. The amount of loans sold and serviced for others is not included in loans receivable.

4. BANK PREMISES AND EQUIPMENT

A summary of bank premises and equipment at December 31, 2002 and 2001 follows:

	2002	2001	Estimated Useful Life
	(Dollars in thousands)		
Land	$ 1,595	$ 1,595	
Buildings	10,082	9,989	20 to 30 years
Leasehold improvements	5,417	5,411	1 to 13 years
Furniture and fixtures	14,139	13,245	3 to 10 years
	31,233	30,240	
Less accumulated depreciation and amortization	22,563	20,619	
	$ 8,670	$ 9,621	

Depreciation and amortization expense was $1,944,000, $1,922,000, and $1,781,000, for 2002, 2001 and 2000, respectively.

5. GOODWILL AND INTANGIBLE ASSETS

The Company adopted SFAS No. 142, "Goodwill and Other Intangibles", as of January 1, 2002. Upon adoption, the Company ceased amortization of goodwill, as defined at that time, of $785,000.

In the fourth quarter of 2002, the Company adopted and retroactively applied to January 1, 2002, SFAS No. 147, "Acquisitions of Certain Financial Institutions". Upon adoption, the previously defined balance of unidentified intangibles was reclassified to goodwill effective January 1, 2002. All 2002 goodwill amortization expense recorded through September 30, 2002 was reversed and all future amortization was halted. As a result of this change, for the first nine months ended September 30, 2002, diluted earnings per share restated will be $1.94 as compared to $1.93 previously reported, and restated net income will be $15.4 million, as compared to $15.3 million as previously reported. The Company's goodwill will be periodically reviewed for impairment, as required by the new standard.

Upon adoption of SFAS No. 142 and SFAS No. 147, the Company performed an impairment analysis of its goodwill and concluded that the balance was not impaired.

The changes in the carrying amount of goodwill and core deposit intangibles for the years ended December 31, 2002 and 2001 are as follows:

	Goodwill	Core Deposit Intangible	Total Identified Intangibles
		(Dollars in thousands)	
Balance at December 31, 2000	$ 12,669	$ 6,525	$ 19,194
Amortization expense	1,036	1,463	2,499
Balance at December 31, 2001	11,633	5,062	16,695
Amortization expense	---	1,401	1,401
Balance at December 31, 2002	$ 11,633	$ 3,661	$ 15,294

The net income and earnings per share would have been as follows if there had been no amortization of goodwill in 2002, 2001, and 2000:

	2002	2001	2000
	(Dollars in thousands, except per share data)		
Reported net income	$ 20,463	$ 16,850	$ 14,468
Add back : Goodwill amortization, net of tax	---	921	909
Adjusted net income	$ 20,463	$ 17,771	$ 15,377
Basic earning per share			
Reported net income	$ 2.68	$ 2.27	$ 1.95
Goodwill amortization	---	0.13	0.13
Adjusted net income	$ 2.68	$ 2.40	$ 2.08
Diluted earning per share			
Reported net income	$ 2.57	$ 2.18	$ 1.90
Goodwill amortization	---	0.11	0.12
Adjusted net income	$ 2.57	$ 2.29	$ 2.02

Expected annual amortization expense, in thousands, through 2007 is as follows:

Year Ending December 31,	2003	$ 1,300
	2004	1,165
	2005	870
	2006	326
	2007	---
		$ 3,661

6. OTHER ASSETS

Other assets include a $20.0 million long term fixed rate certificate of deposit with the FHLB and $25 million of Bank owned life insurance ("BOLI") policies at December 31, 2002. The certificate of deposit was purchased at a discount and this discount is accreted to income quarterly resulting in carrying amounts of $17.8 million and $17.7 million at December 31, 2002 and 2001, respectively. BOLI policies provide life insurance on the lives of certain employees. The Company is the beneficiary of the insurance. In 2002 and 2001, the Company purchased $10 million and $15 million of BOLI, respectively. Increases in the cash value of the policies, as well as any insurance proceeds received, are recorded in other income, and are not subject to income taxes if certain conditions are met. BOLI carrying values totaled $28.8 million and $17.3 million at December 31, 2002 and 2001, respectively. The Company recorded income from BOLI of $1.5 million and $1.0 million in 2002 and 2001, respectively.

7. DEPOSITS

A summary of deposits at December 31, 2002 and 2001 follows:

	2002	2001
	(Dollars in thousands)	
Personal and business checking accounts (noninterest-bearing)	$ 145,536	$ 125,473
NOW accounts	102,894	80,439
Money market accounts	219,435	78,448
Savings accounts	321,817	343,784
Time deposits	590,955	589,019
	$ 1,380,637	$ 1,217,163

The following is a summary of original maturities of time deposits, in thousands, as of December 31, 2002:

Less than or equal to one year	$ 366,281
Greater than one year and less than or equal to two years	140,794
Greater than two years and less than or equal to three years	51,553
Greater than three years and less than or equal to four years	4,813
Greater than four years	27,514
	$ 590,955

At December 31, 2002, 2001 and 2000, outstanding certificates of deposits in denominations of $100,000 and over had maturities as follows:

Remaining Term to Maturity	2002	2001	2000
	(Dollars in thousands)		
Three months or less	$ 29,682	$ 42,657	$ 35,786
Over three through six months	52,226	44,878	24,231
Over six through twelve months	38,050	38,541	60,565
Over twelve months	73,189	55,048	43,038
	$ 193,147	$ 181,124	$ 163,620

8. BORROWED FUNDS

Borrowed funds at December 31, 2002 and 2001 are summarized below:

	2002	2001
	(Dollars in thousands)	
Due during 2003, interest rates from 5.24% to 6.38%	$ 47,500	$ 47,500
Due during 2005, interest rates at 6.08%	63	65
Due during 2009 to 2019, interest rates from 4.57% to 7.25%	122,855	122,926
Other Short-term Borrowings	36,990	35,784
	$ 207,408	$ 206,275

The following table summarized the maximum and average amounts of borrowings outstanding, the majority of which are long term, during 2002, 2001 and 2000 together with the weighted average interest rates thereon:

	For the Year Ended December 31, 2002			At December 31, 2002	
	Maximum Amount Outstanding	Average Amount Outstanding	Weighted Average Interest Rate	Amount Outstanding	Weighted Average Interest Rate
	(Dollars in thousands)				
FHLB Borrowings	$ 170,485	$ 170,451	5.28 %	$ 170,418	5.22 %
Other Short-term Borrowings	46,628	37,492	1.54	36,990	1.11

	For the Year Ended December 31, 2001			At December 31, 2001	
	Maximum Amount Outstanding	Average Amount Outstanding	Weighted Average Interest Rate	Amount Outstanding	Weighted Average Interest Rate
	(Dollars in thousands)				
FHLB Borrowings	$ 240,426	$ 203,889	5.55 %	$ 170,491	5.22 %
Other Short-term Borrowings	43,886	40,138	3.47	35,784	1.71

	For the Year Ended December 31, 2000			At December 31, 2000	
	Maximum Amount Outstanding	Average Amount Outstanding	Weighted Average Interest Rate	Amount Outstanding	Weighted Average Interest Rate
	(Dollars in thousands)				
FHLB Borrowings	$ 255,414	$ 224,591	6.30 %	$ 221,455	6.15 %
Other Short-term Borrowings	54,694	38,747	5.04	45,954	5.40

Total lines of credit available under both short-term and long-term borrowings from the FHLB are dependent upon the amount of FHLB stock owned and other assets available as collateral. Total credit available was $244,479,704, of which $74,061,849 was unused at December 31, 2002. The advances from the FHLB are secured by all FHLB stock (book value of $12,771,000 at December 31, 2002 and 2001) and a pledge of certain assets as collateral. Other short-term borrowings outstanding at December 31, 2002 mature in three months or less with an average interest rate of 1.10% and are secured by certain U.S government and agency securities.

9. COMPANY - OBLIGATED MANDATORILY REDEEMABLE TRUST PREFERRED SECURITIES

On March 23, 2000, the Company organized a wholly-owned Delaware business trust which issued $10 million face amount of the trust's 10.875% Fixed Rate Capital Trust Pass-Through Securities ("Trust Preferred Securities") scheduled to mature in 2030 to a private investor. Simultaneously, the trust used the proceeds of that sale to purchase $10 million principal amount of the Company's 10.875% Fixed Rate Junior Subordinated Deferrable Interest Debentures due 2030 ("Subordinated Debt"). Both the Trust Preferred Securities and the Subordinated Debt are callable by the Company at any time after 10 years from the issue date. The Subordinated Debt is an unsecured obligation of the Company and is junior in right of payment to all present and future senior indebtedness of the

Company. The Trust Preferred Securities are guaranteed by the Company on a subordinated basis. The Company used the net proceeds of approximately $9.7 million for general corporate purposes, including the repurchase of shares of the Company's outstanding common stock.

On July 31, 2001, the Company organized a wholly-owned Connecticut statutory business trust which issued $15 million face amount of the trust's Floating Rate Capital Trust Pass-Through Securities ("2001 Trust Preferred Securities") to a private investor. Simultaneously, the trust used the proceeds of that sale to purchase $15 million principal amount of the Company's Floating Rate Junior Subordinated Deferrable Interest Debentures due 2031 ("2001 Subordinated Debt"). Both the 2001 Trust Preferred Securities and the 2001 Subordinated Debt are callable at any time after five years from the issue date. The 2001 Subordinated Debt is an unsecured obligation of the Company and is junior in right of payment to all present and future senior indebtedness of the Company and is pari passu with the 2000 Subordinated Debt. The 2001 Trust Preferred Securities are guaranteed by the Company on a subordinated basis. The Company used the net proceeds for general corporate purposes.

The Trust Preferred Securities are presented in the consolidated balance sheets of the Company titled "Company-Obligated Mandatorily Redeemable Trust Preferred Securities of Subsidiary Trust Holding Solely Junior Subordinated Debentures of the Company." The Company records distributions payable on the Trust Preferred Securities as a Minority Interest Expense in its consolidated statements of operations. The cost of issuance of the 2000 Trust Preferred Securities totaled $337 thousand and the cost of issuance of the 2001 Trust Preferred Securities totaled $480 thousand. These costs are being accreted on the effective interest rate method and are included in Minority Interest on the consolidated statements of operations.

In March of 2003 the FASB is expected to issue a draft statement establishing standards for issuers' classification of liabilities in the statement of financial position of financial instruments that have characteristics of both liabilities and equity. If this statement is adopted as currently proposed, the Company will be required to reclassify its Company-Obligated Mandatorily Redeemable Trust Preferred Securities of Subsidiary Trust Holding Solely Junior Subordinated Debentures of the Company to borrowings. Currently, the trust preferred securities, or junior subordinated debentures, are classified as a separate line item between total liabilities and shareholders' equity on the consolidated balance sheet. In addition, the interest cost on the trust preferred securities, which is currently considered minority interest on the consolidated statement of income, will become interest on borrowings. There will be no impact to the results of operations.

10. INCOME TAXES

The provision for income taxes for each of the three years in the period ended December 31, 2002 consists of the following:

	2002	2001	2000
	(Dollars in thousands)		
Federal:			
Current	$ 10,767	$ 9,573	$ 9,547
Deferred	(1,576)	(778)	(1,604)
	9,191	8,795	7,943
State:			
Current	2,079	1,532	1,155
Deferred	(87)	(205)	(433)
	1,992	1,327	722
	$ 11,183	$ 10,122	$ 8,665

The difference between the total expected provision for income taxes computed by applying the statutory federal income tax rate to income before provision for income taxes and the recorded provision for income taxes for the three years in the period ended December 31, 2002 follows:

	2002	2001	2000
	(Dollars in thousands)		
Provision at statutory rate	$ 11,077	$ 9,440	$ 8,097
State taxes, net of federal benefit	1,295	863	469
Goodwill amortization	-	275	275
Nondeductible expenses	15	30	15
Tax exempt interest	(282)	(110)	(61)
Dividend received deduction	-	(10)	(11)
Life insurance	(535)	(244)	-
Other, net	(387)	(122)	(119)
Provision for income taxes	$ 11,183	$ 10,122	$ 8,665

In August of 1996, Congress passed the Small Business Job Protection Act of 1996. Included in the bill was the repeal of IRC Section 593, which allowed thrift institutions special provisions in calculating bad debt deductions for income tax purposes. Thrift institutions are now viewed as commercial banks for income tax purposes. The repeal is effective for tax years after December 31, 1995.

One effect of this legislative change was to suspend the Bank's bad debt reserve for income tax purposes as of its base year (October 31, 1988). Any bad debt reserves in excess of the base year amount is subject to recapture over a six-year time period. The suspended (i.e. base year) amount is subject to recapture upon the occurrence of certain events, such as a complete or partial redemption of the Bank's stock or if the Bank ceases to qualify as a bank for income tax purposes.

At December 31, 2002, the Bank's retained earnings includes approximately $7.7 million of bad debt reserves, representing the base year amount, for which income taxes have not been provided. Since the Bank does not intend to use the suspended bad debt reserve for purposes other than to absorb the losses for which it was established, deferred taxes in the amount of $3.2 million have not been recorded with respect to such reserve.

The components of the net deferred tax asset (included in other assets in the accompanying consolidated balance sheet) at December 31, 2002 and 2001 follow:

	December 31,	
	2002	2001
	(Dollars in thousands)	
Allowance for loan losses	$ 5,984	$ 5,272
Depreciation	1,864	1,768
Deferred compensation	1,769	1,495
Pension accrual	344	272
Intangible assets	955	755
Purchase business combination	51	78
Other, net	-	80
Total	$ 10,967	$ 9,720
Securities fair value adjustment	$ (4,113)	$ (1,811)
Accretion on bonds	(61)	(371)
Limited partnership investments	(787)	(707)
Deferred tax loan loss reserve	-	(256)
Total	$ (4,961)	$ (3,145)
Total Net Deferred Tax Asset	$ 6,006	$ 6,575

The Company has determined that a valuation allowance is not required for the deferred tax asset at December 31, 2002 as it is more likely than not that this asset will be realized. Although the Company has determined a valuation allowance is not required, there is no guarantee that this asset will be recognized.

11. PENSION BENEFITS

The Company has a defined benefit pension plan covering most employees. Employees are eligible to participate upon the attainment of age 21 and the completion of one year of service. Benefits are based primarily on years of service and employees' final five-year average pay. Contributions by the Company are consistent with the funding requirements of federal law and regulations. Pension plan assets consist primarily of mutual funds, bonds and government securities.

The assumptions utilized include a discount rate of 6.75% at October 31, 2002, 7.0% at October 31, 2001, and 7.75% at October 31, 2000, respectively. The rate of increase in future compensation levels used in determining the actual present value of the projected benefit obligation was 4.0% in 2002, 2001 and 2000. The expected long-term rate of return on assets was 8.0% in 2002, 2001 and 2000.

The following table sets forth the changes in the plan's benefit obligations and assets together with the plan's funded status and the amounts recognized in the Company's consolidated financial statements at December 31, 2002 and 2001 for the plan's October 31 fiscal year end:

	2002	2001
	(Dollars in thousands)	
Change in Benefit Obligation:		
Projected benefit obligation at the beginning of the plan year	$ 7,725	$ 6,335
Service cost	878	687
Interest cost	540	491
Actuarial loss	516	617
Benefits paid	(117)	(405)
Projected benefit obligation at the end of the plan year	$ 9,542	$ 7,725
Change in Plan Assets:		
Fair value of plan assets at the beginning of the year	$ 8,095	$ 8,789
Return on assets	(801)	(975)
Contributions	672	686
Benefits paid	(117)	(405)
Fair value of plan assets at the end of the year	$ 7,849	$ 8,095
Reconciliation of the Funding Status of the Plan:		
Funded status	$ (1,693)	$ 370
Transition liability	47	52
Deferred (gain) loss	958	(1,050)
Accrued expense	$ (688)	$ (628)

Net periodic pension benefit cost for the years ended December 31, 2002, 2001 and 2000 included the following components:

	2002	2001	2000
		(Dollars in thousands)	
Service cost - benefits earned during the year	$ 878	$ 687	$ 532
Interest cost on projected benefit obligation	540	491	422
Expected return on plan assets	(647)	(703)	(640)
Net amortization and deferral	(38)	(134)	(131)
Net periodic pension cost	$ 733	$ 341	$ 183

The Company has no postretirement or postemployment benefit arrangements other than pension benefits with its employees, except as stated in Notes 12 and 15.

12. COMMITMENTS AND CONTINGENCIES

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments, held for purposes other than trading, include commitments to originate loans, standby letters of credit, recourse arrangements on sold assets, unadvanced portions of construction loans and forward commitments. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated balance sheets. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments, standby letters of credit and recourse arrangements is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. For forward commitments, the contract or notional amounts do not represent exposure to credit loss. The Company controls the credit risk of its forward commitments through credit approvals, limits and monitoring procedures.

Financial instruments with off-balance sheet risk at December 31, 2002 and 2001 follow:

	Contractual Amount	
	2002	2001
	(Dollars in thousands)	
Commitments to originate loans	$ 59,678	$ 54,250
Unused lines of credit	74,873	74,574
Commercial and standby letters of credit	27,474	22,594
Loans sold with recourse	200	334
Unadvanced portions of construction loans	42,681	37,892
Forward commitments	12,174	4,202

Commitments to originate loans are agreements to lend to customers provided there are no violations of any conditions established in the contracts. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon the extension of credit, is based upon management's credit evaluation of the borrower.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Forward commitments are comprised of loans held for sale totaling $7,684,000 and commitments to originate loans to be sold totaling $4,490,000.

LEASE COMMITMENTS

The Company has operating leases on twelve of its facilities. Most of the leases have renewal options. Total rent expense under these leases for 2002, 2001 and 2000 was $1,507,000, $1,395,000 and $1,302,000, respectively.

The following is a schedule of future minimum lease payments, excluding options, for operating leases (dollars in thousands):

Year ending December 31,		
2003	$	1,481
2004		1,380
2005		766
2006		356
2007		123
Thereafter		123
Total future minimum lease payments	$	4,229

EMPLOYMENT AND TERMINATION AGREEMENTS

The Company and the Bank have entered into employment agreements with two executive officers. Each employment agreement is for a three-year term, commencing on January 1, 1997 and is extended daily until notice of non-renewal is given by either the officer or the Company or the Bank. Under both of the employment agreements, if the officer's employment is terminated for any reason other than for "cause", as defined in the employment agreement, or if the officer terminates his employment for "good reason", as defined therein, the officer will be entitled to receive a lump sum severance benefit equal to three times the officer's highest annual "Total Compensation," as defined therein, during the three preceding fiscal years as well as the continuation of certain benefits for the remaining term of the employment agreement and a pension adjustment as specified in the employment agreement.

In addition, the Company, the Bank and five officers (including the two officers referred to above) have entered into special termination agreements that provide for the payment, under certain circumstances, of a lump-sum amount upon termination following a "Change of Control" as defined therein. The lump-sum amounts for three of these officers are based on three times the officer's current base salary and the highest annual bonus paid during the three fiscal years preceding the termination of employment. The lump-sum amounts for the other two officers are based on two times such base salary and highest bonus. Additionally, the first three officers would continue to receive disability and medical benefits for three years after such termination. Also, the pensions of the officers who do not have employment contracts would be credited with a number of additional years of accrual equal to the multiple of base salary applicable to such officer's severance benefits. In the case of such a termination, the two officers with employment agreements could elect to receive (in lieu of any benefits due under such officer's special termination agreement) such termination benefits as he may receive under his employment agreement.

The Company and the Bank have entered into an Executive Salary Continuation Agreement ("SERP") with the Company's Chairman and Chief Executive Officer. Under this agreement, the officer would be entitled to certain payments following retirement at or after age 62. Payments under the agreement will equal 65% of the highest annual compensation (including bonuses) received during any of the five years preceding retirement, reduced by a portion of social security benefits payable as well as amounts payable pursuant to other qualified defined benefit pension plans. The agreement also provides for certain reduced payments if the officer's employment terminates before age 62, and for certain benefits in the event of disability and upon death, under certain circumstances. The SERP provides for the funding of a Trust by the Company in the event of a Change of Control, as defined therein, in an amount necessary to fulfill the Company's and the Bank's obligations thereunder. At December 31, 2002, the Company's liability associated with this agreement was $2,759,000. The expense associated with this agreement was $39,000, $662,000 and $857,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company and the Bank have entered into an Executive Salary Continuation Agreement ("SERP") with the Company's President and Chief Operating Officer. Under this agreement, the officer would be entitled to certain payments following retirement at or after age 62. Payments under the agreement will equal 65% of the average of the two highest annual compensation amounts (including bonuses) received during any of the ten years preceding retirement, reduced by a portion of social security benefits payable as well as amounts payable pursuant to other qualified pension plans. The agreement also provides for certain reduced payments if the officer's employment terminates before age 62, and for certain benefits in the event of disability and upon death, under certain circumstances. The SERP provides for the funding of a Trust by the Company in the event of a Change of Control, as defined therein, in an amount necessary to fulfill the Company's and the Bank's obligations thereunder. At December 31, 2002, the Company's liability associated with this agreement was $416,000. The expense associated with this agreement was $161,000, $135,000 and $119,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company and the Bank have also entered into Benefit Enhancement Plans ("BEP") for three executive officers other than the Chairman and Chief Executive Officer and President and Chief Operating Officer. Under the BEP, the Company agrees to provide additional retirement benefits to compensate the officers for benefits that otherwise would be lost due to the limitations imposed by the Internal Revenue Code. At December 31, 2002, the Company's liability associated with these plans was $148,000. The expense associated with these plans was $60,000, $50,000 and $38,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

LEGAL PROCEEDINGS

The Company is involved in various legal proceedings incidental to its business, none of which is believed by management, based on discussion with legal counsel, to be material to the financial condition or operations of the Company.

13. MANAGEMENT INCENTIVE COMPENSATION PLAN

The Company has a Management Incentive Compensation Plan (the "Incentive Plan") as a means of recognizing achievement on the part of individual officers and management as a whole. In 2002, 2001 and 2000 the Company awarded $1,267,000, $823,000, and $752,000, respectively, for bonuses in connection with the Incentive Plan.

14. STOCK PLANS

The Company has four stock plans. The first was adopted in 1987 as a performance incentive for its directors, officers, employees and other key persons (the "1987 Stock Option Plan"). The 1987 Stock Option Plan provided for the granting of "Incentive Stock Options" and "Non-qualified Stock Options". Options granted under the 1987 Stock Option Plan have an exercise price per share equal to at least the fair market value of a share of the Company's common stock on the date the option is granted and expire no later than 10 years after the date of grant. As of December 31, 2002, 176,023 shares are reserved for issuance under this plan with respect to the current outstanding options; no more options may be granted under this plan.

The second stock plan (the "1996 Stock Option Plan") was assumed under the terms of the agreement related to the Company's purchase of Finest Financial Corp. on December 30, 1996. Non-qualified options totaling 114,465 shares have been granted under this plan at an exercise price of $7.67 per share to two former officers of Finest. During 1997, 26,415 options were exercised. The remaining 88,050 options were vested and exercisable at December 31, 1999 and expire October 1, 2005. None of these options were exercised during 2002, 2001 and 2000. The weighted average estimated life of these outstanding options is 2.8 years. The estimated fair value of these options totaling $438,400 was recorded as part of the acquisition price and, accordingly, the pro forma compensation cost discussed in Note 1 excludes the effect of these options. No more options may be granted under this plan.

The third stock plan (the "1997 Stock Incentive Plan") was adopted in 1997 as a performance incentive for the Company's directors, officers, and employees. Incentive stock options, non-qualified stock options, unrestricted stock awards, conditioned stock awards, performance share awards and stock appreciation rights may be granted pursuant to the 1997 Stock Incentive Plan. Incentive stock options granted under the 1997 Stock Incentive Plan have an exercise price per share equal to at least the fair market value of a share of the Company's common stock on the date the option is granted and expire no later than 10 years after the date of grant. The company has reserved 800,000 shares for issuance pursuant to awards granted under the 1997 Stock Incentive Plan.

The fourth stock plan (the "2002 Stock Incentive Plan") was adopted in 2002 as a performance incentive for the Company's directors, officers, and employees. Incentive stock options, non-qualified stock options, unrestricted stock awards, conditioned stock awards, performance share awards and stock appreciations rights may be granted pursuant to the 2002 Stock Incentive Plan. Incentive stock options granted under the 2002 Stock Incentive Plan have an exercise price per share equal to at least the fair market value of a share of the Company's common stock on the date the option is granted and expire no later than 10 years after the date of grant. The company has reserved 375,000 shares for issuance pursuant to awards granted under the 2002 Stock Incentive Plan.

The following table summarizes various facts and assumptions pertaining to the 1987 Stock Option Plan, the 1996 Stock Option Plan, the 1997 Stock Incentive Plan and the 2002 Stock Incentive Plan for the year ended December 31, 2002:

	2002	Weighted Average Exercise Price	2001	Weighted Average Exercise Price	2000	Weighted Average Exercise Price
Number of Options:						
Outstanding at beginning of year	1,016,586	$ 15.97	1,063,731	$ 14.53	927,931	$ 14.69
Granted	123,800	33.27	157,500	21.56	160,000	13.31
Expired	(667)	21.56	(4,801)	19.53	(6,200)	9.69
Exercised	(127,132)	11.87	(199,844)	12.61	(18,000)	13.60
Outstanding at end of year	1,012,587	18.60	1,016,586	15.97	1,063,731	14.53
Exercisable at end of year	753,871	16.28	713,378	15.14	745,418	9.29

The range of per share prices for outstanding and exercisable stock options at December 31, 2002 was as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$ 5.250 to $ 8.500	123,050	$ 2.60 years	$ 7.62	123,050	$ 7.62
11.375 to 16.750	392,186	5.50	14.11	338,277	14.31
17.625 to 33.270	497,351	7.20	24.85	292,544	22.20
	1,012,587	6.00	18.60	753,871	16.28

15. 401(k) PLAN

Under the 401(k) Plan (the "Plan"), eligible employees ("participants") may make contributions up to 15% of their compensation with certain limitations. The Company may elect to make basic matching contributions. During 2002, 2001 and 2000, the Company made basic matching contributions equal to 50% of the first 4% of each participant's compensation, or a maximum of 2%. Basic matching contributions for 2002, 2001 and 2000 amounted to $205,000, $191,000, and $170,000, respectively. The Plan also provides for discretionary supplemental matching contributions. These contributions are allocated to participants in the same manner as described above. There were no supplemental matching contributions in 2002, 2001 and 2000.

16. STOCKHOLDERS' EQUITY

At the time of conversion to stock form, the Bank established a liquidation account in the amount of $41,426,000 (unaudited). In accordance with Massachusetts statutes, the liquidation account is maintained for the benefit of Eligible Account Holders who continue to maintain their accounts in the Bank after the conversion. The liquidation account is reduced annually to the extent that Eligible Account Holders have reduced their qualifying deposits. Subsequent increases will not restore an Eligible Account Holder's interest in the liquidation account. In the event of a complete liquidation, each Eligible Account Holder is entitled to receive a distribution from the liquidation account in a proportionate amount to the current adjusted qualifying balances for the account then held.

17. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to regulatory capital requirements administered by the FDIC. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgement by the FDIC about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management is aware of that would have changed the institution's category.

The Bank may not declare or pay cash dividends on its shares of common stock if the effect thereof would cause stockholders' equity to be reduced below applicable capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements.

The following table displays the Bank's capital calculations as defined under prompt corrective action for the periods indicated:

	Actual Capitalization		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
December 31, 2002						
Tier I (Core) Capital (to Adjusted Assets)	$ 137,275	7.81 %	$ 70,312 >=	4.00 %	$ 87,890 >=	5.00 %
Tier I Capital (to Risk Weighted Assets)	137,275	9.79	56,094	4.00	84,141	6.00
Total Risk Based Capital (to Risk Weighted Assets)	151,727	10.82	112,188	8.00	140,235	10.00

	Actual Capitalization		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2001			(Dollars in thousands)			
Tier I (Core) Capital (to Adjusted Assets)	$ 114,647	7.22 %	$ 63,486 >=	4.00 %	$ 79,358 >=	5.00 %
Tier I Capital (to Risk Weighted Assets)	114,647	9.56	47,958	4.00	71,937	6.00
Total Risk Based Capital (to Risk Weighted Assets)	127,405	10.63	95,916	8.00	119,895	10.00

18. STOCK REPURCHASE PROGRAM

On January 8, 1998, the Company announced that its Board of Directors had authorized the Company to repurchase up to 375,000 shares of its outstanding common stock from time to time at prevailing market prices. During 1999 and 1998, the Company repurchased 56,800 shares and 110,500 shares, respectively. At December 31, 1999, there were approximately 207,700 shares still authorized to be repurchased under this plan. On March 9, 2000, the Company's Board of Directors authorized the repurchase of additional shares of its common stock up to a total of 970,000 shares. For the years ended December 31, 2002 and 2001, the Company did not repurchase any shares. At December 31, 2002, there were approximately 694,000 shares still authorized to be repurchased under these plans.

19. PREFERRED STOCK

The Company's Board of Directors has authorized a series of 100,000 shares of preferred stock designated as Series A Junior Participating Cumulative Preferred Stock, par value $0.10 per share ("Series A Stock") and has declared a dividend distribution of one Preferred Stock Purchase Right (the "Right") for each outstanding share of the Company's common stock.

Pursuant to the Company's Shareholder Rights Plan, each Right entitles the holder to purchase from the Company a unit consisting of one one-hundredth of a share of Series A Stock, par value $0.10 per share, at an initial cash exercise price of $28 per unit, subject to adjustment. The Rights are not exercisable and remain attached to all outstanding shares of the Company's common stock until the earliest of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of the Company's common stock (the date of said announcement being referred to as the "Stock Acquisition Date"), (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person or (iii) the declaration by the Company's Board of Directors that a person is an "Adverse Person," as such term is defined in the Company's Shareholder Rights Plan.

In the event that a Stock Acquisition Date occurs or the Board determines that a person is an Adverse Person, each holder of a Right will be entitled to receive, upon exercise, that number of units of Series A Stock having a fair value of two times the exercise price of the Right. In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of the Company's assets or earning power is sold, each holder of a Right shall thereafter have a right to receive, upon exercise, common stock of the acquiring company having a fair value equal to two times the exercise price of the Right. The holders of Series A Stock would be entitled to preferred rights with respect to dividends, voting and liquidation.

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consists of cash on hand, amounts due from banks, interest-bearing deposits, federal funds sold and investments with original maturities of less than three months. Cash and cash equivalents are recorded at cost, which approximates fair value.

INVESTMENT SECURITIES

Fair values for investment securities, excluding Federal Home Loan Bank (FHLB) and Savings Bank Life Insurance (SBLI) stock, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying values of FHLB and SBLI stock approximate fair value.

LOANS RECEIVABLE

For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans (e.g., one-to-four family residential) are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values of other loans (e.g., commercial real estate and rental property mortgage loans, commercial, industrial loans, and consumer loans) are estimated using a discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of mortgage loans held-for-sale and accrued interest approximates fair value.

OTHER EARNING ASSETS

Other earning assets consist of a long term fixed rate certificate of deposit with the Federal Home Loan Bank of Boston. The fair value for this certificate of deposit is estimated using a discounted cash flow calculation that applies an interest rate currently being offered on a time deposit of similar maturity.

DEPOSITS

The fair values disclosed for certain deposits (e.g., interest and noninterest-bearing checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on a schedule of aggregated expected monthly maturities on time deposits. The carrying amount of accrued interest payable approximates fair value.

BORROWED FUNDS

The carrying amount of borrowings payable within 90 days approximates fair value. Fair values of other borrowings are estimated using discounted cash flow analyses based on the Company's current borrowing rates for similar types of borrowing arrangements. The carrying value for other short-term borrowings approximates fair value due to the short-term nature of these instruments.

OFF-BALANCE SHEET INSTRUMENTS

The fair values of the Company's off-balance sheet instruments (lending commitments and letters of credit) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreement and the counterparties' credit standing.

At December 31, 2002 and 2001, the estimated fair value of off-balance-sheet financial instruments, consisting primarily of loan commitments, were not material.

ASSUMPTIONS

Fair value estimates are made at a specific point in time, based on relevant market information about specific financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The estimated fair values of the Company's financial instruments follow:

	December 31, 2002		December 31, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)			
Financial assets:				
Cash and cash equivalents	$ 217,158	$ 217,158	$ 54,237	$ 54,237
Investment securities available-for-sale	332,421	332,421	400,551	400,551
Stock in Federal Home Loan Bank of Boston and Savings Bank Life Insurance Company	13,965	13,965	13,965	13,965
Loans , net	1,114,258	1,132,726	1,036,145	1,058,780
Mortgage loans held-for sale	7,684	7,684	4,202	4,202
Other earning assets	17,840	17,840	17,717	17,717
Accrued interest receivable	7,193	7,193	7,912	7,912
Financial liabilities				
Deposits	1,380,637	1,389,470	1,217,163	1,223,216
Borrowed funds	207,408	225,741	206,275	199,706

21. CONDENSED PARENT COMPANY FINANCIAL STATEMENTS-FIRST ESSEX BANCORP, INC.

Condensed financial statements of First Essex Bancorp, Inc. as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 are presented below. The statement of stockholders' equity is not presented below as the parent company's stockholders' equity is that of the consolidated company.

	2002	2001
	(Dollars in thousands)	
Balance Sheets		
Assets:		
Cash and cash equivalents	$ 9,118	$ 15,689
Investment in First Essex Bank	158,958	134,258
Investment in First Essex Capital Trust I	321	321
Investment in First Essex Capital Statutory Trust II	468	468
Other assets	2,617	-
Total assets	$ 171,482	$ 150,736
Liabilities and stockholders' equity:		
Subordinated debt	$ 25,183	$ 25,053
Other liabilities	2,373	489
Stockholders equity	143,926	125,194
Total liabilities and stockholders' equity	$ 171,482	$ 150,736

	2002	2001	2000
		(Dollars in thousands)	
Statements of Operations			
Income:			
Interest on investments	$ 133	$ 138	$ 123
Other income	605	-	130
Total income	738	138	253
Expenses:			
Interest on subordinated debt	2,108	1,637	894
Operating expenses	3	3	-
Income (loss) before provision (benefit) for income taxes and equity in undistributed net income of subsidiaries	(1,373)	(1,502)	(641)
Provision (benefit) for income taxes	(713)	(1,325)	(805)
Income (loss) before equity in income of subsidiary	(660)	(177)	164
Equity in undistributed net income of First Essex Bank	21,063	16,980	14,278
Equity in undistributed net income of First Essex Capital Trust I	34	34	26
Equity in undistributed net income of First Essex Capital Statutory Trust II	26	13	-
Net income	$ 20,463	$ 16,850	$ 14,468

	2002	2001	2000
	(Dollars in thousands)		
Statement of Cash Flows			
Cash flows from operating activities:			
Net income	$ 20,463	$ 16,850	$ 14,468
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in income of First Essex Bank	(21,063)	(16,980)	(14,278)
Equity in income of First Essex Capital Trust I	(34)	(34)	(26)
Equity in income of First Essex Capital Statutory Trust II	(26)	(13)	-
Benefit for deferred income taxes	(1,663)	(983)	(2,037)
Amortization of fees associated with issuance of subordinated debt	130	74	25
(Increase) decrease in other assets	(954)	704	2,181
Increase (decrease) in other liabilities	1,701	(1,000)	(209)
Net cash (used in) provided by used in operating activities	(1,446)	(1,382)	124
Cash flows from investing activities:			
Dividends and other capital distributions received from First Essex Bank	-	4,800	300
Dividends and other capital distributions received from First Essex Capital Trust I	34	49	(310)
Dividends and other capital distributions paid to First Essex Capital Statutory Trust II	26	(455)	-
Net cash provided by (used in) investing activities	60	4,394	(10)
Cash flows from financing activities:			
Proceeds from issuance of subordinated debt	-	14,984	9,970
Common Stock Repurchase	-	-	(4,291)
Stock options exercised	1,512	2,518	244
Dividends paid	(6,697)	(5,905)	(5,369)
Net cash provided by (used in) financing activities	(5,185)	11,597	554
Net increase (decrease) in cash and cash equivalents	(6,571)	14,609	668
Cash and cash equivalents at beginning of year	15,689	1,080	412
Cash and cash equivalents at end of year	$ 9,118	$ 15,689	$ 1,080

22. RESTRICTIONS ON SUBSIDIARY BANK LOANS, ADVANCES AND DIVIDENDS

The Federal Reserve Act restricts the Bank with respect to lending or advancing funds to the Company unless such loans are collateralized by specific obligations and limits collateralized loans to 10% of the Bank capital stock and surplus. At December 31, 2002, no amounts were available to be transferred from the Bank to the Company in the form of loans or advances. In addition, under the FDIC prompt corrective action regulations, which took effect on December 19, 1992, the Bank generally would be prohibited from making any capital distribution if, after the distribution, the Bank would have (i) a total risk-based capital ratio of less than 8%, (ii) a Tier I risk-based capital ratio of less than 4% or (iii) a Tier I core capital ratio of less than 3%.

23. QUARTERLY DATA (UNAUDITED)

A summary of quarterly financial data for the years ended December 31, 2002 and 2001 follows:

	Year Ended December 31, 2002			
	Fourth Quarter	Third Quarter (1)	Second Quarter (1)	First Quarter (1)
	(Dollars in thousands, except per share amounts)			
Interest and dividend income	$ 25,879	$ 26,800	$ 26,747	$ 26,504
Interest expense	9,786	10,198	10,464	10,725
Net interest income	16,093	16,602	16,283	15,779
Provision for loan losses	1,812	1,812	2,612	1,812
Net interest income after provision for loan losses	14,281	14,790	13,671	13,967
Noninterest income	2,795	2,549	3,039	2,501
Noninterest expense	8,763	8,155	8,465	8,516
Minority interest	509	512	514	513
Income before income taxes	7,804	8,672	7,731	7,439
Provision for income taxes	2,758	3,155	2,565	2,705
Net income	$ 5,046	$ 5,517	$ 5,166	$ 4,734
Earnings per share - basic	$ 0.66	$ 0.72	$ 0.68	$ 0.62
Earnings per share - diluted	$ 0.63	$ 0.69	$ 0.65	$ 0.60

	Year Ended December 31, 2001			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Dollars in thousands, except per share amounts)			
Interest and dividend income	$ 27,813	$ 28,805	$ 29,265	$ 29,765
Interest expense	12,310	14,093	14,878	15,784
Net interest income	15,503	14,712	14,387	13,981
Provision for loan losses	1,725	1,125	1,125	1,125
Net interest income after provision for loan losses	13,778	13,587	13,262	12,856
Noninterest income	2,292	2,294	2,277	2,009
Noninterest expense	8,762	8,304	8,463	8,264
Minority interest	561	468	281	280
Income before income taxes	6,747	7,109	6,795	6,321
Provision for income taxes	2,539	2,674	2,529	2,380
Net income	$ 4,208	$ 4,435	$ 4,266	$ 3,941
Earnings per share - basic	$ 0.56	$ 0.60	$ 0.58	$ 0.54
Earnings per share - diluted	$ 0.54	$ 0.57	$ 0.56	$ 0.52

(1) As restated for the adoption of SFAS No. 147 - See Note 5, "Goodwill and Intangible Assets", to the consolidated financial statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Effective June 13, 2002, the Company dismissed Arthur Andersen LLP ("Arthur Andersen") as the Company's independent public accountants. On that date, the Company appointed KPMG LLP as independent auditors. These actions were recommended by the Company's Audit Committee and approved by the Board of Directors of the Company.

Arthur Andersen's reports on the Company's consolidated financial statements for the Company's fiscal years ended 2001 and 2000 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company's two most recent fiscal years and any interim periods preceding the dismissal of Arthur Andersen, there were no disagreements between the Company and Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements(s), if not resolved to the satisfaction of Arthur Andersen, would have caused it to make a reference to the subject matter of the disagreement(s) in connection with its report.

During the Company's two most recent fiscal years and any interim periods preceding the dismissal of Arthur Andersen, there have been no reportable events of the type required to be disclosed by Item 304(a)(1)(v) of Regulation S-K.

The Company provided Arthur Andersen with a copy of the foregoing disclosures in connection with the filing of the 8-K with the SEC on June 13, 2002.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item will appear under the headings "Information Regarding Directors and Nominees", "Executive Officers" and "Compliance with Section 16(a) of the Exchange Act" of the Company's definitive Proxy Statement for the Annual Meeting of Stockholders to be held May 1, 2003 to be filed with the Securities and Exchange Commission within 120 days after December 31, 2002 (the Proxy Statement"), and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will appear in the Proxy Statement under the headings "Summary Compensation Table," "Stock Options Granted in Fiscal 2002," "Aggregated Option/SAR Exercises in Last Fiscal Year and FY-end Option/SAR Values," "Pension Plan," "Executive Salary Continuation Agreement," "Employment Contracts, Termination of Employment and Change in Control Arrangements," and "Compensation/Nominating Committee Interlocks and Insider Participation" and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item will appear in the Proxy Statement under the headings "Security Ownership of Certain Beneficial Owners and Management" and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item will appear in the Proxy Statement under the heading "Certain Transactions with Management and Others" and is incorporated herein by reference.

ITEM 14. CONTROLS AND PROCEDURES

As required by new rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934, within the 90-day period prior to the filing of this report and under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer of the Bank, First Essex Bancorp, Inc. (the "Company") has evaluated the effectiveness of the design and operation of its disclosure controls and procedures. Based upon such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures are effective in ensuring that material information relating to the Company is made known to the certifying officers by others within the Company during the period covered by this report. There were no significant changes in the Company's internal controls for financial reporting or in other factors that could significantly affect such internal controls subsequent to the date of such evaluation. In connection with the new rules, the Company currently is in the process of further reviewing and documenting its disclosure controls and procedures, and its internal accounting controls, and may from time to time make changes as deemed necessary.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) (1) Index of Financial Statements:

The following financial statements appear in response to Item 8 of this Report.

Reports of Independent Public Accountants
Consolidated Balance Sheets as of December 31, 2002 and 2001
Consolidated Statements of Operations for the Years Ended December 31, 2002, 2001, and 2000
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2002, 2001 and 2000
Consolidated Statements of Cash Flows for the Years Ending December 31, 2002, 2001 and 2000
Notes to Consolidated Financial Statements

(a) (2) Index of Financial Statement Schedules:

The following financial statement schedules appear in response to Item 8 of this report or as part of this Item 15:

Schedule I - Indebtedness to Related Parties. This information required by this schedule is not material and is therefore omitted.
Schedule III – Guarantees of Securities of other Issuers. Not applicable.

(b) Reports on Form 8-K:

No reports on Form 8-K were filed by the registrant during the fiscal quarter ended December 31, 2002.

(c) Exhibits:

(3) Articles of Incorporation and By-laws:

3.1 - The Restated Certificate of Incorporation of the Company is incorporated herein by reference to Exhibit 3.1 to Amendment No. 1 to the Company's Registration Statement on Form S-1, Registration No. 33-10966, filed with the Securities and Exchange Commission on April 17, 1987 ("Amendment No. 1 to the Form S-1");

3.2 - The Amended and Restated By-laws of the Company are incorporated herein by reference to Exhibit 4.1 of the Company's current report on Form 8-K filed on December 28, 1992.

(10) Material Contracts:

10.1 - The First Essex Bancorp, Inc. 1987 Stock Option Plan is incorporated herein by reference to Appendix B to the prospectus included in the Company's Registration Statement on Form S-8, registration number 33-21292, filed on April 15, 1988.

10.2 - The First Essex Bancorp, Inc. Rights Agreement is incorporated herein by reference to Exhibit 1 to the Company's Report on Form 8-A filed on October 12, 1999.

*10.3- (a) Amended and Restated Executive Salary Continuation Agreement dated as of January 1, 1991 between First Essex Bancorp, Inc., First Essex Bank, FSB and Leonard A. Wilson, incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991.
(b)Amendment to Executive Salary Continuation Agreement dated as of January 1, 2000 between First Essex Bancorp, Inc., First Essex Bank, FSB and Leonard A. Wilson, incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

*10.4- (a) Amended and Restated Employment Agreement dated as of October 9, 1997 between Leonard A. Wilson and First Essex Bancorp, Inc., incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.
(b) Letter Agreement between First Essex Bancorp, Inc., First Essex Bank, FSB and Leonard A. Wilson dated as of December 16, 1999, amending Special Termination Agreement and Employment Agreements, incorporated by reference to Exhibit 10.4(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

*10.5- (a) Amended and Restated Employment Agreement dated as of October 9, 1997 between Leonard A. Wilson and First Essex Bank, FSB, incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.
(b) Letter Agreement between First Essex Bancorp, Inc., First Essex Bank, FSB and Leonard A. Wilson dated as of December 16, 1999, amending Special Termination Agreement and Employment Agreements (see Exhibit 10.4(b)).

*10.6- Amended and Restated Employment Agreement dated as of December 16, 1999 between Brian W. Thompson and First Essex Bancorp, Inc., incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

*10.7- Amended and Restated Employment Agreement dated as of December 16, 1999 between Brian W. Thompson and First Essex Bank FSB, incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

*10.8- (a) Special Termination Agreement dated January 1, 1994 and restated as of October 9, 1997 between Leonard A. Wilson and First Essex Bancorp, Inc. incorporated by reference to Exhibit 10.10 to the Company's Quarterly report on Form 10-Q for the quarter ended September 30, 1997.
(b) Letter Agreement between First Essex Bancorp, Inc., First Essex Bank FSB and Leonard A. Wilson dated as of December 16, 1999, amending Special Termination Agreement and Employment Agreements (see Exhibit 10.4(b)).

*10.9- (a) Special Termination Agreement dated January 1, 1994 and restated as of October 9, 1997 between Brian W. Thompson and First Essex Bancorp, Inc. incorporated by reference to Exhibit 10.12 to the Company's Quarterly report on Form 10-Q for the quarter ended September 30, 1997.
(b) Letter Agreement between First Essex Bancorp, Inc., First Essex Bank, FSB and Brian W. Thompson, dated as of December 16, 1999, amending Special Termination Agreement, incorporated by reference to Exhibit 10.9(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

*10.10- (a) Form of Special Termination Agreement between First Essex Bancorp, Inc., First Essex Bank, FSB and each of William F. Burke, John M. DiGaetano, and Wayne C. Golon, incorporated herein by reference to Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.
(b) Letter Agreement between First Essex Bancorp, Inc., First Essex Bank, FSB and William F. Burke, dated as of December 16, 1999, amending Special Termination Agreement, incorporated by reference to Exhibit 10.10(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.
(c) Form of Letter Agreement between First Essex Bancorp, Inc., First Essex Bank, FSB and each of John M. DiGaetano and Wayne C. Golon, dated as of December 16, 1999, amending Special Termination Agreements, incorporated, by reference to Exhibit 10.10(c) to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

*10.11- Common Stock Option Agreement with Brian W. Thompson incorporated herein by reference to Form S-8, Registration No. 333-22183, filed on February 21, 1997.

*10.12- First Essex Bancorp, Inc. 1997 Stock Incentive Plan incorporated herein by reference to Form S-8, Registration No. 333-35057, filed on September 5, 1997.

*10.13- Deferred Compensation Plan for Directors of First Essex Bancorp, Inc. and its Subsidiaries incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

*10.14- First Essex Bancorp, Inc. Senior Management Incentive Compensation Plan incorporated by reference to Exhibit 10.14 to the Company's Annual Report of Form 10-K for the year ended December 31, 1998.

*10.16- Agreement between First Essex Bank, FSB and David L. Savoie, incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

*10.17- Executive Salary Continuation Agreement dated as of January 1, 2000 between First Essex Bancorp, Inc., First Essex Bank, FSB and Brian W. Thompson, incorporated herein by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

*10.18- Form of Benefit Enhancement Plan Agreement dated as of January 1, 2000 between First Essex Bancorp, Inc., First Essex Bank, FSB and each of William F. Burke, John M. DiGaetano, and Wayne C. Golon, incorporated herein by Reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

**10.19-(a) Services Agreement dated as of October 1, 1993 between the First Essex Bank, FSB and BISYS, Inc., incorporated herein by Reference to Exhibit 10.19 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

(b) Addendum to Services Agreement dated as of October 1, 1993, amending Services Agreement, incorporated herein by Reference to Exhibit 10.19 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

(c) Second Addendum to Services Agreement dated as of April 1, 1998, amending Services Agreement, incorporated herein by Reference to Exhibit 10.19 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

**10.20-(a) Data Processing Services Agreement dated as of August 26, 1996 between First Essex Bank, FSB and Bankline New England, Inc., incorporated herein by Reference to Exhibit 10.20 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

(b) Addendum to Data Processing Services Agreement dated as of November 1, 2000 between First Essex Bank, FSB and SLMsoft.com, Inc., formerly known as Bankline New England, Inc., amending Data Processing Services Agreement, incorporated herein by Reference to Exhibit 10.20 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

10.21- (a) Lease Agreement dated as of February 24, 1995 between First Essex Bank, FSB and Cross Point Limited Partnership, incorporated herein by Reference to Exhibit 10.21 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

(b) First Amendment to Lease Agreement dated as of December 15, 1999, amending the Lease Agreement, incorporated herein by Reference to Exhibit 10.21 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

*10.22- First Essex Bancorp, Inc. 2002 Stock Incentive Plan incorporated herein by reference to Form S-8, Registration No. 333-101468, filed on November 26, 2002.

* Management contract or compensatory plan.

** Certain portions of this Exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.

(11) <u>Computation of Earnings Per Share:</u>

Statement regarding computation of per share earnings is included in Note 1 to the consolidated financial statements.

(12) <u>Statements Regarding Computation of Ratios:</u>

Not applicable, as First Essex does not have any debt securities registered under Section 12 of the Securities Exchange Act of 1934.

(21) Subsidiaries of Registrant:
A list of subsidiaries of the Company is attached hereto as Exhibit 21.

(23) Consent of Experts and Counsel:
Consent of KPMG LLP is attached hereto as Exhibit 23.

(99) Statement as to certification under 906 of the Sarbanes-Oxley Act of 2002 is attached hereto as Exhibit 99.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST ESSEX BANCORP, INC.

Date: March 13, 2003

By: /s/ Leonard A. Wilson

Leonard A. Wilson
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following people on behalf of the registrant in the capacities and on the dates indicated:

/s/ Leonard A. Wilson	Chairman and Chief Executive Officer	March 13, 2003
Leonard A. Wilson	(Principal Executive Officer)	
/s/ William F. Burke	Chief Financial Officer	March 13, 2003
William F. Burke	(Principal Financial and Accounting Officer)	
/s/ Thomas S. Barenboim	Director	March 13, 2003
Thomas S. Barenboim		
/s/ Augustine J. Fabiani	Director	March 13, 2003
Augustine J. Fabiani		
/s/ William L. Lane	Director	March 13, 2003
William L. Lane		
/s/ Frank J. Leone, Jr.	Director	March 13, 2003
Frank J. Leone, Jr.		
/s/ Robert H. Pangione	Director	March 13, 2003
Robert H. Pangione		
/s/ Brian W. Thompson	Director	March 13, 2003
Brian W. Thompson		
/s/ Walter W. Topham	Director	March 13, 2003
Walter W. Topham		
/s/ Robert H. Watkinson	Director	March 13, 2003
Robert H. Watkinson		

CERTIFICATIONS

I, Leonard A. Wilson, certify that:

(1) I have reviewed this annual report on Form 10-K of First Essex Bancorp, Inc.;

(2) Based upon my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period presented in the report;

(3) Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition and results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls;

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

(6) The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

March 12, 2003

/s/ Leonard A. Wilson
Leonard A. Wilson
Chairman of the Board and
Chief Executive Officer

I, William F. Burke, certify that:

(1) I have reviewed this annual report on Form 10-K of First Essex Bancorp, Inc.;

(2) Based upon my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period presented in the report;

(3) Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition and results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weakness in internal controls;

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

(6) The registrant's other certifying officer and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

March 12, 2003

/s/ William F. Burke
William F. Burke
Executive Vice President and
Chief Financial Officer

SOUND POLICY

No matter how much new business a bank generates, the quality of its loans remains paramount. In an unsettled economic climate, a focus on credit quality requires constant vigilance. "Credit problems can destroy your focus and momentum, and distract a bank from executing its plan," said Leonard A. Wilson, Chairman and Chief Executive Officer.


ASSET
QUALITY

A commitment to maintain credit standards, combined with an experienced management team that understands the potential impact of volatility on credit quality, underscores the Bank's credit culture as well as the consistent performance of the institution itself.

Non-performing assets totaled $4.3 million or .24 percent of total assets in 2002, compared to $4.6 million, or .29 percent of total assets in 2001. Those numbers reflect the continued low levels achieved by the Bank in recent years.

"Our asset quality remains strong," said Brian W. Thompson, President, "and we continue to be prudent."

The bank actively manages its loan assets by diversifying risk across its various portfolios. "This has proven a good strategy," observed Thompson, adding, "The performance of each of those portfolios reflects a sound credit culture. We continue to monitor them closely."

Even with the sluggish economic growth and instability of the past year, overall delinquencies continued low at 1.0 percent of total loans. "Considering the climate since Q4 of 2001, we regard those as well-controlled," Thompson said. "We've come through this period exceptionally well."

"Our job is to manage risk," he continued. "We believe the policies, procedures and principles that are already in place will allow us to manage these portfolios successfully."

CORPORATE INVESTMENT INFORMATION

BOARD OF DIRECTORS OF FIRST ESSEX BANCORP, INC.

Thomas S. Barenboim [1, 2]
President
Clark Chrysler, Plymouth Jeep Eagle

Augustine J. Fabiani
Division Personnel Manager (ret.)
Massachusetts Electric Company

William L. Lane [2]
President
Holy Family Hospital

Frank J. Leone, Jr. [1]
Partner
Leone Realty Trust Commercial Real Estate

Robert H. Pangione [1]
President
MacDonald and Pangione Insurance Agency

Walter W. Topham [1, 2]
Partner
Topham, Fardy & Company

Robert H. Watkinson [2]
Consultant
Commonwealth of Massachusetts Statewide Emergency Telecommunications Board

Leonard A. Wilson [1]
Chairman and Chief Executive Officer

Brian W. Thompson [1]
President and Chief Operating Officer

1 Member of Executive Committee
2 Member of Auditing Committee

OFFICERS OF FIRST ESSEX BANCORP, INC.

Leonard A. Wilson
Chairman and Chief Executive Officer

Brian W. Thompson
President and Chief Operating Officer

William F. Burke
Executive Vice President, Chief Financial Officer

John M. DiGaetano
Executive Vice President, Community Banking

Wayne C. Golon
Executive Vice President, Operations and Systems

Thomas P. Coursey
Senior Vice President, Financial Planning

Douglas E. Moisan
Senior Vice President, Controller

AUDITORS

KPMG LLP
99 High Street
Boston, Massachusetts 02110

TRANSFER AGENT AND REGISTRAR

Equiserve Trust Company, N.A.
P.O. Box 43010
Providence, Rhode Island 02940-3010
Telephone: 781-575-3400
www.equiserve.com

STOCKHOLDER INQUIRIES

Communications concerning stock transfer requirements, lost certificates, or changes of address should be transmitted to the Transfer Agent. Appropriate forms may be accessed directly from the Transfer Agent's website address noted above. Other inquiries may be directed to Investor Relations at the headquarters address, telephone, or website noted on the back cover.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Thursday, May 1, 2003 at 10:00 AM at the Andover Country Club, Canterbury Road in Andover, Massachusetts.

DESIGN: MEDIACONCEPTS CORPORATION, ASSONET, MA WWW.MEDIACONCEPTSCORP.COM
ILLUSTRATION: JANET HAMLIN, ANDOVER, MA WWW.OURTOWNART.COM

FIRST ESSEX BANCORP, INC.
71 Main Street
Andover, Massachusetts 01810
Telephone: 978-681-7500
Fax: 978-623-0943
E-mail: investorinfo@firstessex.com
www.firstessex.com

BANKING OFFICES

Massachusetts

71 Main Street
Andover, MA 01810

211 North Main Street
Andover, MA 01810

555 Chickering Road
North Andover, MA 01845

460 South Union Street
Lawrence, MA 01843

555 Broadway
Lawrence, MA 01841

296 Essex Street
Lawrence, MA 01841

900 Chelmsford Street
Lowell, MA 01851

794 Rogers Street (Rte. 38)
Lowell, MA 01852

125 Merrimack Street
Methuen, MA 01844

15 Burnham Road
Methuen, MA 01844

750 Main Street
Haverhill, MA 01830

New Hampshire

24 Orchard View Drive
Londonderry, NH 03053

150 Bridge Street (Rte. 38)
Pelham, NH 03076

20 North Broadway
Salem, NH 03079

539 South Broadway
Salem, NH 03079

Wall Street
Windham, NH 03087

73 West Street
Concord, NH 03301

161 North State Street
Concord, NH 03301

53 West Main Street
Hillsboro, NH 03244

One Wall Street
Manchester, NH 03103

0981-2003-AR